SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of February, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

MANAGEMENT REPORT – 2004

1. To the Shareholders

We hereby submit for your appreciation the Management Report and Financial Statements of Unibanco - União de Bancos Brasileiros S.A and its subsidiaries for the year 2004, which describe our main activities and the results achieved during this period. The document also provides performance comparisons for each business unit and comments on the main projects and initiatives that have ensured Unibanco’s balanced and sustained growth

2. Macroeconomics and the Financial System

The Brazilian economy grew more than 5% in real terms in 2004, its highest growth rate since the 5.9% achieved in 1994. Inflation rate for the year, as measured by the IPCA, stood at 7.6%, within the target range (5.5% ± 2.5 p.p.) set by the Government and lower than the average of the 1995-2003 period (9.3%). The expansion of credit operations with free funds was higher than 21% in nominal terms, reaching 28.9% for individuals (16.3% for companies). The unemployment rate, by the end of year, reached 9.6% according to IBGE, the lowest rate since the new series started in October 2001, reflecting the economy’s strong comeback, improved expectations and a greater degree of consumer and investor confidence. The foreign exchange rate closed the year at 2.65 reals per US dollar (vs. 2.89 at the end of 2003). And the total debt of the consolidated public sector dropped to 51.8% of GDP at the end of December (vs. 57.2% at the end of 2003).

2004 was a positive year from the point of view of world economy. As in very few years over the last few decades, the global product grew by some 5% in real terms (according to International Monetary Fund – IMF methodology), and rose with special vigor in what the IMF regards as the four largest economies in the world today: USA (4.4%); China (9.5%); Japan (3.5%, after almost one decade of semi-stagnation) and India (6.5%). Strong demand meant a significant expansion of world trade, both in terms of volume and of prices (especially of commodities), besides direct investment connected with international trade. US interest rates in 2004 (and 2003) stood at their lowest level since the late fifties and early sixties. Consequently, the general international liquidity reduced risk aversion and enabled a significant expansion of capital flows to companies and governments, including developing countries.

The reiteration of the Federal Government’s commitment to fiscal responsibility, with inflation control and the floating exchange rate system being maintained, was absolutely essential for the gradual reduction of the uncertainties that underscored most of the election year of 2002, and for establishment of positive future expectations by the business community and consumers.

The processes of institutional change and structural transformation that have characterized the evolution of Brazil’s economy for more than one decade also played a role. They include the demise of hyperinflation (1,000% a year, on average, during the 1985-1994 period); a more open economy, relatively speaking, which at first encouraged importing machinery, equipment, parts, components and production input, increasing the efficiency of the economy and its international competitiveness; the legal enforcement of fiscal responsibility at the various government levels; the debt restructuring of municipalities and state governments; the housecleaning process of the financial system post-hyperinflation; and the opening to private investments of areas in which the public sector would have been unable to make the investments required for the country to grow.

In sum, the performance of Brazil’s economy in 2004 was the result of a favorable combination of external factors (both commercial and financial), of responsible conduct of the macroeconomic policy, and of the structural and institutional progress.

3. Comments on Performance

Net income for 2004 amounted to R$1,283 million, representing a 22.0% increase Y-o-Y. Operating income reached R$1,961 million for the same period.

Stockholder’s equity amounted to R$8,106 million on December 31, 2004, up 13.3% Y-o-Y. 2004 earnings per share was of R$0.92 for the year.

In 2004, Unibanco provisioned R$527 million in interest on capital stock, gross of taxes, 23.7% higher than the previous year.

2004 profit from financial intermediation, before provisions for loan losses, was R$6,499 million.

Total fees for 2004 amounted to R$3,241 million, up 14.0% over 2003. We highlight the 19.2% increase in credit card fees and the 22.6% increase in asset management fees.

2004 personnel and administrative expenses amounted to R$5.058 million, posting a 10.5% growth over the previous year. The main changes in personnel and administrative expenses are due to: HiperCard, BNL, Creditec, Phenix and Tricard acquisitions; the “Collective Wage Agreement”; the organic growth in the branch’s sales force; the new Fininvest stores; the readjustment of the public utilities tariffs, rental and software maintenance contracts and real estate rental. The ratio between fees from services rendered and personnel and administrative expenses (recurrent revenues and expenses) improved from 62.1% in 2003 to 64.1% in 2004.

Shareholders restructuring at Credicard and Orbitall

On November 8, Unibanco, Citibank and Itaú announced a shareholder restructuring in the Credicard companies, made effective at year-end. Unibanco transferred its equity stake in credit card issuer Credicard to Itaú and Citibank, which increased their share ownership, each, to 50%. Citibank and Unibanco sold their equity stake in credit card processor Orbitall to Itaú. There was no changes in the Redecard shareholders structure. The transactions generated to Unibanco R$1.4 billion pre-tax result, which was offset by other extraordinary events like the amortization of goodwill balances in previously acquired companies, and the strengthening of provisions. Unibanco remains a leading player in the cards segment, with 8.0 million credit cards issued, and 9.5 million private label cards issued. Unibanco is self-sufficient in the processing of its base of credit cards and private label cards.

4. Assets and Liabilities

Unibanco’s consolidated total assets amounted to R$79,350 million on December 31, 2004.

The securities portfolio amounted to R$16,024 million at year-end, of which 50% were classified as trading securities, 20% as available for sale, and 30% as held to maturity. Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability to hold the securities to maturity.

Consolidated loan portfolio reached R$31,796 million on December 31, 2004. As of the same date, the balance for the consolidated allowance for loan losses reached R$1,669 million, representing 5.3% of the portfolio. Of this total, R$351 million were based on more conservative percentages than those required by the Regulatory Authority.

The balance of deposits, mutual funds and portfolio managed reached R$66,510 million in December 2004, an increase of 27.2% Y-o-Y. Core deposits, including Superpoupe – a time deposit certificate with lower spread than the regular time deposit – were up 25% Y-o-Y, thus evidencing the initiatives to improve funding mix in 2004.

In December, 2004, Unibanco issued US$150 million in subordinated debt with 5 year-term, at 6-month Libor + 2.0%. Banca Nazionale Del Lavoro (BNL) is the creditor and the issue is part of the credit line agreed due to the acquisition of BNL’s Brazilian subsidiary by Unibanco. In the same month, Unibanco launched, through its Grand Cayman subsidiary, an issue denominated in Reals in an amount equal to US$75 million, with an 18-month term and half-yearly interest payments, maturing on June 14, 2006. The issue offers a coupon in Reals at a fixed rate of 17.90% a year. Unibanco acted as the Lead Manager and Sole Bookrunner. That was the first operation in Reals, at a fixed rate, carried out by Unibanco.

BIS ratio stood at 16.3% on December 31, 2004, above the 11% minimum required by Brazilian Central Bank.

5. Retail

Following the organizational restructuring made at Unibanco, a new organizational design for Retail was implemented after July 1, 2004. Its objective is to extract synergy, focusing on increased profitability and efficiency, from the various business and product lines, distribution channels and clients.

Great emphasis was given to the growth dynamics of all business lines. These businesses are formed by the individuals operations, by the operations with companies with sales up to R$150 million, by the credit card business, by the consumer finance operations, and by the automobiles – cars and heavy vehicles –financing.

The Retail business ended 2004 with 15,938 points-of-sale, including 895 branches and 380 corporate-site branches.

Consumer Companies

Unibanco’s Consumer Companies are responsible for the credit card and consumer finance segments. They are formed by Unicard, Fininvest, PontoCred (a partnership established with Globex, controlling company of Ponto Frio department store chain), LuizaCred (a partnership with Magazine Luiza department store chain), HiperCard, and Redecard (a partnership established with Citibank, Itaú and Mastercard).

Unicard Banco Múltiplo SA posted equity income of R$209 million in 2004. In December 2004, the number of cards issued stood at 4.8 million, up 9.1% when compared to December 2003.

On March 1st, Unibanco acquired, through its subsidiaries, from the Dutch group Ahold, the total capital of HiperCard Administradora de Cartão de Crédito Ltda for R$630 million. At the same date, Ahold sold the Bompreço supermarket chain to Wal Mart.

HiperCard was established in 1982 to be Bompreço supermarkets private label credit card company. HiperCard is presently accepted in approximately 70 thousand affiliated stores in the Northeast of Brazil. The company is also the acquirer, issuer, and processor of its credit cards. HiperCard is the main mean of payment used in the 118 stores of Bompreço – the leading supermarket chain in Northeast Brazil. In December 2004, Hipercard had 2.7 million cards issued.

Fininvest contributed with R$197 million equity income in 2004, an increase of 23.9% Y-o-Y. ROAE was 40.7% for the year. The company ended the year with R$1,598 million in credit portfolio, 253 stores in approximately 120 cities, and more than 11 thousand points-of-sale.

In August, 2004, Unibanco and Sonae established a partnership for the creation of a financing company that will offer financial products to Sonae’s customers.

Unibanco is present in the automobile financing business through Unibanco Financeira and Banco Dibens (partnership with Grupo Verdi),. The business ended the year 2004 with a R$3.682 million loan portfolio.

The annuity business of Unibanco Capitalização ended 2004 with revenues of R$429 million, up 16.9% Y-o-Y.

The Cash Management business, formerly part of the Wholesale structure, was moved to the Retail. Approximately 90 thousand companies use the cash management services, with simple, eficcient and productive payment and collection processes. We higlight in the year the corresponding banking platform growth, which ended 2004 with approximately 3,500 outlets distributed all over the country and a volume of approximately 13 million transactions concluded.

The SMEs and middle-market segment was restructured in 2004 and the Retail became responsible for coordinating the activities with companies with sales up to R$150 million.

6. Wholesale

The Unibanco Wholesale area also went through structural changes in 2004, when the segment began to provide service only to companies with annual sales in excess of R$150 million. During this period, the wholesale segment consolidated its relationship strategy with clients, through a regionalized approach as well as new products, among which derivative-related products stood out.

Regarding BNDES.exim loans, Unibanco was the leader, disbursing R$857 million in 2004. As a financial agent for BNDES (Brazil’s National Economic and Social Development Bank), Unibanco disbursed, by December 2004, R$1.6 billion, which led it to rank 3rd in the BNDES general ranking.

Onlending of multilateral funds for projects reached R$117 million in 2004. As an agent of FGTS/CEF, Unibanco transferred R$46 million to basic sanitation projects.

In 2004, Unibanco ended the year with more than US$1.1 billion in funds raised among corresponding banks. It is important to stress its significant volume of import finance lines (US$1.3 billion), with 26 export development agencies and multilateral bodies. The period’s highlights include: signing agreements with the Japan Bank for International Cooperation (JBIC), covering a finance line for 2 billion yen and another one for US$ 20 million; with the Export Import Bank of India (India Eximbank), for US$10 million; signing of Master Guarantee Agreement with Exim USA, to cover credit risks of Brazilian SMEs that import US-made goods. These agreements add to the financing of Brazilian imports, and help consolidate Unibanco’s leadership in the onlending domestic market offered by multilateral bodies and government-led foreign trade agencies.

With regard to foreign exchange operations, Unibanco closed contracts for transactions amounting to US$ 17.3 billion vs. a total market volume of US$319 billion. It therefore achieved a market share of 5.4%, as compared to 5.2% in 2003. As for the import segment, Unibanco signed contracts for transactions amounting to US$5.2 billion, vs. a total market volume of US$56.6 billion, thereby increasing its share to 9.2%, up from 8.1% in 2003.

The volume of the total foreign trade finance portfolio, including imports, exports and international guarantees, reached US$1.6 billion, reflecting growth of 8.7% vs. the end of 2003. Unibanco’s growth centered on its exports assets, which reached US$444.3 million, reflecting growth of 148.6% vs. the end of 2003. This growth stood out largely for the increase in pre-payment operations.

Unibanco maintained relevant share in the domestic fixed income securities market in 2004. Promissory note and debenture issues exceeded R$3.5 billion, or roughly 30% of the year’s total issues. What stood out the most was leadership in the issue of Braskem debentures, in the amount of R$1.2 billion. In the international market, Unibanco acted as joint coordinator of the US$150 million Odebrecht Overseas Ltd issue, maturing in 2009 and guaranteed by its parent company, CNO- Construtora Norberto Odebrecht S.A.. In the secondary market, Unibanco traded roughly R$305 million in corporate securities in Brazil and US$15.7 billion in sovereign and corporate securities abroad.

In 2004, Unibanco took part in 11 syndicated loan operations, as coordinator or leading coordinator, making a total of R$5.7 billion available for its customers.

With the 2004 stock market rally, Unibanco consolidated its leadership position in the coordination, execution and distribution of equity transactions in the Brazilian market. It took part in 7 out of a total of 15 deals carried out during the period, amounting to more than R$ 4 billion. Unibanco acted as:

- Leading coordinator and Joint Bookrunner for the year’s largest operation, the global primary offering of Braskem stock, Latin America’s largest petrochemical corporation, to a total of R$1.2 billion;
- Coordinator of the initial public offering of DASA-Diagnósticos da América S.A., the largest private diagnostic medicine company and the first one in the field of healthcare to be traded on the stock market in Latin America, to a total of R$437 million;
- Coordinator and Joint Bookrunner for the global offer of GOL – Linhas Aéreas Inteligentes S.A., the only low cost air carrier in operation in Brazil and in Latin America, to a total of R$ 878 million;
- Leading coordinator and Joint Bookrunner of the secondary offering of Sabesp, to a total of R$668 million.

Unibanco was also retained as coordinator of the following transactions: primary offering of CCR - Companhia de Concessões Rodoviárias, amounted to R$ 375 million; primary offering of Natura Cosméticos, to a total of R$ 768 milhões; and primary offering of ALL – América Latina Logística, in the amount of R$ 588 million.

In 2004, Unibanco continued to be a benchmark reference in mergers and acquisitions, as Brazil’s most active bank in the domestic market and the sole Brazilian bank to stand out among leading institutions in this segment in Latin America, according to Thomson Financial’s ranking.

The project structuring and concessions area completed 9 projects in the fields of healthcare, ports, sugar & alcohol, sanitation and power.

Unibanco was the Leading Coordinator for the Brazilian market first Securities Program (Programa de Valores Mobiliários), amounting to R$1.5 billion, structured for the Minas Gerais power company (Companhia Energética de Minas Gerais – CEMIG) and of the first tranche of this program, amounting to R$230 million. It also led the 2nd Issue of Promissory Notes, amounting to R$ 200 million, of the Securities Program structured for the basic sanitation company of the state of São Paulo (Companhia de Saneamento Básico do Estado de São Paulo – SABESP) and of the 1st tranche of this program, amounting to R$600 million, in addition to also having acted as Coordinator for another three issues which generated approximately R$825 million. In the secondary market, roughly US$155 million of corporate securities were traded in Brazil and some US$4.1 million of sovereign and corporate securities were traded abroad.

7. Insurance and private pension plans

The insurance, extended warranty and private pension companies posted, as a group, net income of R$233 million in 2004. The result was affected by the goodwill amortization of Trevo, insurance company from Banco Bandeirantes. This amortization is in line with the conglomerate decision to amortize the goodwill of totally incorporated companies.

2004’s revenues for insurance, extended warranty and private pension companies, as a group, amounted to R$4,254 million, 22.6% above 2003 figure.

Unibanco’s insurance and private pension companies ranked fourth in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body), ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds) and ANS - Agência Nacional de Saúde Suplementar (National Supplementary Health Agency), with a 8.0% market share.

Insurance and private pension technical reserves, plus extended warranty allowance for risks, amounted to R$5,533 million at the end of the year.

Insurance and Extended Warranty

Insurance and extended warranty net premiums written posted R$2,735 million in 2004, up 21.6% Y-o-Y.

Operating earnings reached R$24 million in 2004, due to: changes in the portfolio mix, focusing on high profitability products; pricing policy based in strict risk management; and focus on operational efficiency.

The result of the company also derives from the control over administrative expenses: the ratio between administrative expenses and net premiums written reduced from 9.8% in 2003 to 9.3% in 2004.

The combined ratio, that measures the operational efficiency of the insurance companies, was 98.8% in 2004. The extended combined ratio, which includes financial revenues, reached 87.1% for the year 2004.

According to the latest industry data, released by SUSEP as of November 2004, the company maintained the leadership in the property risks, petrochemical risks, aviation, D&O (Directors & Officers), transportation and extended warranty products - the latter based on own estimates.

Insurance technical reserves plus extended warranty allowance for risks amounted to R$1,886 million at the end of 2004.

The extended warranty business, formed by Garantech, posted net earnings of R$14 million in 2004, with revenues of R$371 million.

Private Pension Plans

Unibanco AIG Previdência posted net earnings of R$55 million in 2004, up 14.6% Y-o-Y. In 2004, revenues reached R$1,518 million, a 24.5% growth when compared to the previous year.

Unibanco AIG Previdência ranked fourth in pension plan revenues up to November 2004, with 8.4% market share, according to ANAPP’s official data. As for the sale of corporate pension plans, also according to ANAPP’s data for November 2004, Unibanco AIG Previdência ranked second in terms of accumulated sales for the year, with a volume of R$823 million. The company services 1,231 corporate clients and 733 thousand individual customers, of which 217 thousand come from corporate clients.

Technical reserves stood at R$3,647 million at the end of 2004.

8. Wealth Management

Asset Management

Unibanco Asset Management (UAM) was ranked 6th in ANBID’s Global Ranking of Third Parties’ Assets under Management at year-end, up from 8th position in Dezember 2003. In December 2004, UAM’s market share was 4.8%, versus 4.6% a year before.

UAM ended December 2004 with R$33.0 billion in assets under management and custody, up 22.4% Y-o-Y. The year 2004 accounted for positive fund raising of R$1.9 billion, mainly from the corporate, institutional and private banking segments.

The company also increased its product offer in the equity segment, launching 5 new funds: Unibanco Energia FIA, Unibanco Telecom FIA, Unibanco Exportadoras FIA, Unibanco Classe Mundial FIA, and Unibanco Small Cap FIA.

Private Bank

In December 2004, the Private Banking business posted an increase of 9.9% Y-o-Y in the volume of assets under management. In the industry’s global ranking published by ANBID in December 2004, Unibanco’s Private Bank holds the 2nd position, with a market share of 9.3%.

9. Human Resources

Unibanco closed 2004 with 27,408 employees.

In 2004, approximately R$ 24 million were invested in several corporate education initiatives that focused on training, perfecting and developing employees skills, contributing to an organizational culture geared towards innovation.

One of the main focuses of training was improving the quality of the management of people through the development of managers and of leadership competencies. More than 2,000 managers took part in Module I of the program – Performance and Recruitment Management – and 470 managers have already completed Module II –Communication and Leadership Styles.

Futuro Inteligente (Intelligent Future), the new private pension fund program for employees, was introduced in July 2004 and included a sign-up bonus for all participants, whether pensioners or actively employed, during its first 180 days. By December 31, it already had more than 6,600 participants. The program has progressive deposits made by the company, tied to its ROE.

As part of major changes in its organizational structure, Unibanco offered a group of executives a one-time-only program for anticipating retirement with special benefits. 71 people or 88% of the eligible executives signed up for the program.

For the past six years, in association with Fundação Dom Cabral, Unibanco has been offering the MBA program, which has trained more than 150 professionals. The MBA abroad program, for managerial staff chosen by means of a judicious selection process, was the object of a R$ 2 million investment in 2004 and has benefited 36 executives since 1996.

Clique Conhecimento (Click Knowledge), an online training and capability-building tool, available through the Corporate Portal, recorded more than 227,000 visits in 2004, with more than 33,000 participations in several training programs.

One of the ways of recognizing employee commitment and outstanding performance is the Stock Option Purchase Plan. At December 31, 2004, 229 of the organization’s executives were eligible for this plan.

In 2004, the Valor Econômico newspaper elected Unibanco the 3rd best Brazilian company with more than 15,000 employees in terms of people management. The newspaper’s research was carried out in association with the Hay Group, a consulting company specializing in organizational climate management and research. Unibanco AIG Seguros e Previdência ranked 5th among companies with 1,001 to 2,000 professionals.

10. Corporate Risk Management

In line with the best international practices, Unibanco has an independent and integrated area, headed by an Executive Officer reporting directly to the CEO. Therefore, market and liquidity risk management is carried out by the daily monitoring of the levels of exposure to risks vs. the established limits, using tools such as Var, sensitivity analysis and stress testing. The credit risk management aims to provide support to strategy definition, as well as setting limits and anticipating trends, and evaluating the efficacy of the credit policy. Operating risks management is performed by the use of self-evaluation tools, monitoring of processes and services, and the quantitative measurement of operating losses, thus enabling a sound culture of monitoring and mitigating operating risks. Through a proprietary calculation methodology and the allocation of economic capital, the area consolidates risks and helps to optimize the Conglomerate’s risk/return ratio.

11. Technology and Internet

2004 investments in Information Technology (IT) reached R$193 million. The main investments were IT processing capacity (42.0%), back-office infrastructure (21.0%) and expansion projects (15.6%).

The Internet Banking (IB) usage continued to expand in 2004, and reached approximately 170 million transactions. IB has become an important service channel thanks to its agility and convenience.

12. Corporate Governance

The best corporate governance practices have long been present at Unibanco and Unibanco Holdings day-to-day business. In 2001, the bank upgraded its listing at Bovespa to Level 1, complying with to basic requirements of transparency and market credibility. Backed by a professional management team, the Bank adopted clear procedures to safeguard impartial decision-making, timely implementation of initiatives and strategies, and capacity to act whenever required by scenario changes.

12.1. Changes in the Organizational Structure

The 2004 changes in the organizational structure were in line with the bank’s strategy to accelerate its growth rate. A number of changes took place during the course of the year, aiming to renew and simplify structures, thus contributing to an even more agile decision-making process. The changes included replacements of top executives, some of them due to statutory age limits.

Pedro Moreira Salles was elected CEO and became Vice-Chairman of the Board of Directors. Pedro Sampaio Malan was elected Chairman of the Board of Directors. Joaquim Francisco de Castro Neto, who served 31 years as executive officer and CEO of the bank, was invited to be a Member of the Board. Armínio Fraga also became Member of the Board. Back-office and supporting areas, formerly under management of business areas, were reconfigured to provide increased synergy and now report directly to the CEO.

The Audit Committee, as per Brazilian Law, was established. The Audit Committee has the power to, among other responsibilities, indicate, ad referendum of the Board of Directors, the External Independent Auditor; review the half-yearly financial statements; evaluate the External Auditors as well as the Internal Auditing; establish, release, monitor, and oversee procedures regarding compliance with legal requirements and recommendations on the correction, or improvement, of internal policies and strategies.

12.2 Reverse Stock Split

Unibanco and Unibanco Holdings made a reverse stock split of their shares (common, preferred and Units), at the ratio of 100 shares for every 1 share, effective as of August 30 2004. The shares are now quoted on a per share basis. In the same date, the Global Depositary Shares (GDSs) traded abroad were made equivalent to 5 Units, instead of 500 Units. There was no change in the number of GDSs issued or in the value of their pricing.

12.3 Market Maker for Units

Unibanco retained, in May 2004, LatinFinance Advisory & Research S.A. and Ágora Senior Corretora de Títulos e Valores Mobiliários S.A., a securities brokerage company, to be, respectively, advisor and Market Maker for Units (UBBR11) in the BOVESPA, the São Paulo Stock Exchange.

12.4 Secondary Offer of Units

In February, 2005, Commerzbank and BNL sold, by means of a secondary public distribution, 45,897,387 Units, representing 7.2% of Unibanco’s preferred stock and 8.9% of Unibanco Holdings’ preferred stock. As a result, both Commerzbank and BNL are no longer Unibanco’s shareholders.

The operation amounted to R$718 million, at the price of R$15.65 per Unit. 9.09% of the sales were distributed via retail, whereas institutional investors acquired the balance. The operation was only carried out in the Brazilian market. The Units float posted an increase of 70.3% in Brazil and of 11.5% in total, as compared to December 2004.

12.5 Stock Trading

The volume of GDSs (NYSE: UBB) traded in the New York Stock Exchange (NYSE) in year 2004 was US$3.1 billion. At Bovespa, the volume of Unibanco and Unibanco Holdings stock traded reached R$1,130 million. The Units (Bovespa: UBBR11) have appreciated 28.0% and the GDS traded at NYSE have appreciated 30.0% in US$ terms. During the course of the year, Ibovespa was up 17.8% and the Dow Jones was up 3.2%.

Unibanco is listed at Bovespa since 1968 and at NYSE since 1997 (first Brazilian bank listed at NYSE). In both markets, the same standards of information release are maintained, including the presentation of financial statements prepared in accordance with both Brazilian and US accounting standards, as well as compliance with the regulations of the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários) and of the United States’ SEC – Securities and Exchange Commission.

12.6 Unibanco in the IBrX-50 index

In September 1st, 2004, the Unit became part of the IBrX-50 Index, with 2.724% weight in the theoretical portfolio. In the current index composition, effective from January to April 2005, Units’ weight has increased to 2.926%.

The IBrX-50 index comprises the 50-best classified stocks according to a negotiability index, calculated by Bovespa, and that have a trading floor presence of at least 80%, measured in the last twelve months. The inclusion of the Units in the IBrX-50 portfolio is another step to increase their liquidity in the Brazilian market.

12.7 Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that for the year ended December 31, 2004, Unibanco retained professional services other than independent auditing from PricewaterhouseCoopers Auditores Independentes to a total of R$1,606 thousand, or approximately 33.2% of the fees for the external auditing of Consolidated Unibanco. Of that amount, R$1,553 thousand refer to technical support for the project implemented in order to fulfill the requirements of article 404 of the Sarbanes-Oxley law, passed in the United States. Such project began in October 2004 and is expected to end by September 2005. The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors after the date of implementation of the Audit Committee were all examined by that body and duly approved. Moreover, Unibanco, in agreement with its independent auditors, concluded that said services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, because of the scope and the procedures carried out.

12.8 Market Recognition – IR Website

In January 2005, for the second consecutive year, Unibanco Investor Relations (IR) website was awarded the Top1 prize as the best among Banks & Financial Services by technical criteria. It was also ranked second best in Latin America in the overall Top 5 Award ranking, promoted by MZ Consult, with the support of JP Morgan, KPMG and Linklaters. It was the 6th year in a row that Unibanco’s IR website was awarded Top5. This year, the number of companies that signed up for the contest increased 63%, reaching 426 companies from 42 countries. The IR website is instrumental in the communication between Unibanco and the capitals market.

13. Social Responsibility

Unibanco carries out its social activities geared towards external comunities, mainly by means of two institutes: Unibanco Institute and Moreira Salles Institute. Besides that, in its relationship with internal community and related parts, Unibanco daily exercises corporate citizenship, environmental care, education development, fight against prejudice and incentives to voluntary work.

Unibanco Institute

The Unibanco Institute – responsible for the execution of the Social Responsibility activities of Unibanco – focuses on education, preferably on actions that support the social inclusion of underprivileged teenagers and young adults, as well as environmental education activities.

The programs supported by the institute have the purpose not only of conveying teachings, but also of recovering self-esteem, developing awareness of the individual’s rights and fostering the exercise of citizenship, thereby unveiling to its participants opportunities for integration with society and efforts towards the country’s sustained growth. Special attention has been given to training teachers, due to their importance in educating and transmitting values to our youths, as well as to the environmental issue, which was also raised in the classroom in order to motivate students and transform them into multipliers of environmental awareness within their families and communities.

Moreira Salles Institute (IMS)

IMS is committed to the dissemination of Brazilian culture and, above all, to the preservation of its memory. The Institute develops projects in the areas of photography, literature, cinema, music and visual arts.

Main Highlights in 2004 were:

  More than 180 thousand people visited the IMS cultural centers and their exhibitions, a figure 26% higher than the 2003 one.
  34 exhibitions of fine arts and visual arts were held.
  38,933 students took part in 2,211 guided visits to the exhibitions.
  105 art education activities and movie and theatre sessions were provided by IMS for children and teenagers.
  More than 3.6 million people attended movie sessions in the Espaço Unibanco / Unibanco Arteplex chain of theatres.
  A new movie theater complex, Unibanco Arteplex Curitiba, opened in November. The new complex has five theatres and can seat 757 people.
  Roughly 100 thousand visitors, largely students from the public school system, visited the exhibition “São Paulo 450 years: the image and memory of the city in the collection of the Moreira Salles Institute”. This tribute to the anniversary of the city of São Paulo also involved the publication of a special issue of the Cadernos de Fotografia Brasileira on São Paulo.
  A special edition of the Cadernos de Literatura Brasileira on Clarice Lispector, the writer, was also launched.
  A rare collection of music that includes, among other precious pieces, the first recordings ever produced in Brazil, was made available, free of charge, in the Institute’s website (www.ims.com.br). The digitalization of this musical collection belonging to IMS was also completed in 2004 and the recordings will be available on the Internet as from the beginning of 2005, encompassing more than 30 thousand pieces of music.

Equator Principles

Since June 2004, Unibanco started adopting the Equator Principles, a set of social and environmental criteria used to evaluate and approve credits for infrastructure projects. So far, 28 banks worldwide have adopted these policies, which were championed in 2002 by the International Finance Corporation, a World Bank subsidiary that finances private sector projects. Unibanco was the first Brazilian – and emerging market – bank in this group.

For financing to be approved, a project needs to be classified according to the degree of social and environmental risk it presents: A (high risk), B (medium risk) or C (low risk). Projects classified as “A”need to present an action plan for mitigating such risks. Since 2002, Unibanco has been complying with these criteria for approving disbursements under IFC credit line. Now, the policies are being extended to include all infrastructure projects involving more than US$50 million, regardless of the credit fund involved.

Final Comments

We remain fully committed to our objective of maintaining ongoing and balanced corporate growth and we thank our customers for their trust and loyalty. We also thank our shareholders for their support and trust in our management, and our employees, who have contributed so much to the substantial development Unibanco has enjoyed.

São Paulo, February 2005

The Board of Directors
The Board of Officers

Report of Independent Auditors

To the Board of Directors and Stockholders
Unibanco - União de Bancos Brasileiros S.A.

1

We have audited the accompanying balance sheets of Unibanco - União de Bancos Brasileiros S.A. (Unibanco) and the consolidated balance sheets of Unibanco - União de Bancos Brasileiros S.A. (consolidated) and its subsidiaries as of December 31, 2004, and the statements of income, of changes in stockholders’ equity and of changes in financial position for the six month period and year then ended of Unibanco, as well as the related consolidated statements of income and of changes in financial position for the year then ended. These financial statements are the responsibility of the Unibanco’s management. Our responsibility is to express an opinion on these financial statements.

2

We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Unibanco and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by Unibanco’s management as well as evaluating the overall financial statement presentation.

3

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Unibanco and Unibanco Consolidated at December 31, 2004 and the results of operations, the changes in stockholders’ equity and the changes in financial position for the six month period and year then ended of Unibanco, as well as the consolidated results of operations and of changes in financial position for year then ended, in conformity with accounting practices adopted in Brazil.

4

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of cash flows is presented in note 21 for purposes of additional analysis of Unibanco and Unibanco Consolidated, and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

5

The audit of the financial statements for the year ended December 31, 2003 presented for comparison purposes was conducted by other independent auditors who issued an unqualified opinion thereon dated February 9, 2004.

São Paulo.
February 16, 2005.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

SUMMARY OF THE AUDIT COMMITTEE’S REPORT

Summary of the Audit Committee’s Report

The National Monetary Council instituted the requirement that all Financial Institutions in operation in Brazil must establish an Audit Committee. The same requirement is found in U.S. law with regard to companies whose securities are traded in the United States. This requirement was fulfilled through a change in Unibanco’s bylaws, which was approved at the Extraordinary General Meeting held on April 30, 2004. The regular General Meeting held on the same day elected the members of this Audit Committee, which is comprised of independent members, as the law stipulates. This committee is chaired by a member of the Board of Directors and the member with expertise in accounting knowledge and practice is Mr. Guy Almeida Andrade. The Committee’s Internal Regulations, approved by the Unibanco Board of Directors, can be found at the following web address: http://ri.unibanco.com.br/ing/gov/reg/index.asp

According to current Legislation and Regulations, management is responsible for the preparation, presentation and integrity of the Conglomerate’s financial statements, as well as for maintaining internal controls and developing procedures for assuring compliance with Brazilian accounting practices and the standards and rules of the Brazilian Central Bank.

The independent auditors are responsible for planning and carrying out a full audit, including auditing the Conglomerate’s consolidated financial statements, as well as for other procedures, such as limited reviews of quarterly financial statements.

The Audit Committee’s chief mission is to independently evaluate and monitor (i) compliance with legal norms and regulations, as well as with the Conglomerate’s rules, policies and internal codes; (ii) the process of preparation and disclosure of the financial statements, as well as their transparency; (iii) internal control systems; and (iv) internal and external audits.

The Audit Committee, in addition to the diligence and precautions adopted in the exercise of its mission, has met, including in private sessions, with the independent auditors, the internal auditors and the management, among others. Minutes of these meetings were drawn up and entered into a specific book. This activity resulted in sending Letters of Recommendation to the Board of Directors, all of which were accepted.

Among the many activities carried out by the Committee, the following stand out:

a.	Understanding and evaluating the auditing process carried out by the Internal Auditors;

b.

Understanding and evaluating the independence policies of the Independent Auditors and monitoring compliance with them, so as to ensure that they are adequate with respect to the main requirements of the Central Bank, the Securities Commission and the Federal Accounting Council, and ensuring that the auditors are truly independent from the Conglomerate and its management;

c.

Establishing criteria for approval of the hiring of the Independent Auditors for the rendering of other services; these criteria were observed in the Committee’s examination of the service proposals submitted by the management;

d.

Understanding and evaluating the Independent Auditors’ work plan, the levels of materiality and the areas of risk identified by them, as well as their satisfaction in obtaining evidence about the Conglomerate’s main operations;

e.

Establishing and implementing procedures for receiving and following up accusations of failure to comply with the norms of the monetary authorities, errors and fraud, as well as mechanisms for protecting the whistleblower and safeguarding the confidentiality of the information;

f.	Evaluating the Conglomerate’s degree of adaptation to the U.S. rules, in particular the initiatives needed to meet the requirements of Section 404 of the Sarbanes-Oxley Act;

g.

Implementing a process for monitoring the systems of internal control, risk management and fraud identification as an ongoing Committee activity, based on the periodic manifestations of the Internal Auditors and the Independent Auditors, the work of the appropriate internal committees and meetings with auditors and management;

h.

Monitoring the process of preparing the Conglomerate’s financial statements, in particular through meetings with management, independent auditors and internal auditors to discuss the financial statements of the fiscal year and the half-year ended on December 31, 2004;

i.	Initiating the discussion, which is still underway, of the evaluation of both independent and internal auditors.

The Audit Committee met with the Independent Auditors and was informed of their opinion issued in connection with the fiscal year and the half year ended on December 31, 2004, and found the information and clarifications submitted to be satisfactory.

Based on the aforementioned reviews and discussions, the Audit Committee recommends to the Board of Directors that the audited financial statements for the fiscal year and the half-year ended on December 31, 2004, be approved.

São Paulo, February 16, 2005

Audit Committee

Gabriel Jorge Ferreira
Guy Almeida Andrade
Eduardo Augusto de Almeida Guimarães

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED
ASSETS	2004	2003	2004	2003

CURRENT ASSETS	46,314,501	38,284,902	56,945,572	47,979,634

CASH AND DUE FROM BANKS	1,329,115	848,223	1,561,264	1,083,301

SHORT-TERM INTERBANK INVESTMENTS	18,857,552	12,514,267	14,215,480	10,930,296
Securities purchased under resale agreements	11,628,038	9,018,010	11,513,003	8,758,320
Interbank deposits	7,125,050	3,490,966	2,598,013	2,166,685
Foreign currency investments	104,464	5,291	104,464	5,291

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS	5,034,206	5,265,361	11,505,301	9,812,553
Own portfolio	1,496,909	2,710,401	7,582,701	6,738,136
Subject to repurchase commitments	1,512,704	120,959	1,646,828	334,525
Pledged with Brazilian Central Bank	1,305,352	1,335,929	1,306,109	1,460,965
Pledged under guarantees rendered	131,165	663,041	502,850	953,074
Unrestricted notes	3,947	-	3,947	-
Derivative financial instruments	584,129	435,031	462,866	325,853

INTERBANK ACCOUNTS	4,597,369	3,893,974	4,792,058	4,139,812
Payments and receipts pending settlement	6,855	7,473	8,815	9,225
Compulsory deposits:
- Brazilian Central Bank	4,558,523	3,877,631	4,750,490	4,116,088
- National Housing System - SFH	2,678	2,029	2,678	2,029
Correspondent banks	29,313	6,841	30,075	12,470

INTERDEPARTMENTAL ACCOUNTS	142,462	12,453	142,484	12,922
Third-party funds in transit	663	27	685	414
Internal transfers of funds	141,799	12,426	141,799	12,508

LENDING OPERATIONS	12,792,321	11,364,410	18,322,994	15,601,861
Lending operations:
- Public sector	234,725	245,421	234,725	245,421
- Private sector	13,344,969	11,789,750	19,352,712	16,548,410
Allowance for lending losses	(787,373)	(670,761)	(1,264,443)	(1,191,970)

LEASING OPERATIONS	-	-	333,586	253,627
Leasing operations:
- Private sector	-	-	338,431	259,295
Allowance for leasing losses	-	-	(4,845)	(5,668)

OTHER CREDITS	3,365,436	4,156,686	5,689,609	5,728,582
Foreign exchange portfolio	2,014,363	2,712,683	2,014,363	2,712,660
Income receivable	128,463	217,490	92,526	129,026
Negotiation and intermediation of securities	68	88,332	118,674	237,718
Deferred tax	365,895	379,175	674,566	658,210
Sundry	882,560	781,681	2,820,423	2,016,603
Allowance for other credits losses	(25,913)	(22,675)	(30,943)	(25,635)

OTHER ASSETS	196,040	229,528	382,796	416,680
Other assets	58,470	83,811	141,486	186,965
Allowance for other assets losses	(16,511)	(24,540)	(40,946)	(52,241)
Prepaid expenses	154,081	170,257	282,256	281,956

LONG-TERM ASSETS	15,946,567	15,228,596	19,680,578	18,450,192

INTERBANK INVESTMENTS	921,094	327,755	161,360	30,616
Interbank deposits	921,094	327,755	161,360	30,616

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS	4,197,690	5,064,351	5,098,636	5,692,889
Own portfolio	2,126,400	2,726,896	3,034,915	3,251,222
Subject to repurchase commitments	1,475,607	689,153	1,475,607	752,809
Pledged with Brazilian Central Bank	121,003	1,222,983	121,003	1,223,573
Pledged under guarantees rendered	346,855	286,178	349,936	355,922
Derivative financial instruments	127,825	139,141	117,175	109,363

INTERBANK ACCOUNTS	45,963	40,341	45,963	40,341
Compulsory deposits:
- National Housing System - SFH	45,963	40,341	45,963	40,341

LENDING OPERATIONS	7,536,036	7,297,782	8,485,997	7,828,129
Lending operations:
- Public sector	444,499	255,006	444,499	255,006
- Private sector	7,421,578	7,335,460	8,395,146	7,886,376
Allowance for lending losses	(330,041)	(292,684)	(353,648)	(313,253)

LEASING OPERATIONS	-	-	297,114	210,021
Leasing operations:
- Private sector	-	-	301,618	215,289
Allowance for leasing losses	-	-	(4,504)	(5,268)

OTHER CREDITS	3,179,042	2,467,929	5,480,356	4,591,629
Receivables on guarantees honored	35	8,057	35	8,057
Foreign exchange portfolio	29	-	29	-
Income receivable	2,259	3,030	2,259	3,030
Negotiation and intermediation of securities	-	-	2,591	-
Deferred tax	1,280,888	930,744	2,160,573	1,808,401
Sundry	1,898,699	1,527,728	3,325,953	2,778,990
Allowance for other credits losses	(2,868)	(1,630)	(11,084)	(6,849)

OTHER ASSETS	66,742	30,438	111,152	56,567
Prepaid expenses	66,742	30,438	111,152	56,567

PERMANENT ASSETS	5,831,227	6,419,820	2,723,562	3,201,708

INVESTMENTS	5,078,311	5,646,391	1,157,990	1,555,599
Investments in associated companies	4,646,066	4,311,104	110,627	43,021
-Local	3,655,676	2,974,590	110,627	43,021
-Foreing	990,390	1,336,514	-	-
Goodwill on acquisitions of subsidiary companies	400,486	1,308,380	876,700	1,358,026
Other investments	62,539	52,166	233,540	218,186
Allowance for losses	(30,780)	(25,259)	(62,877)	(63,634)

FIXED ASSETS	348,610	356,875	851,095	988,338
Land and buildings in use	164,871	152,783	581,889	687,631
Other fixed assets	776,391	727,345	1,262,275	1,259,891
Accumulated depreciation	(592,652)	(523,253)	(993,069)	(959,184)

DEFERRED CHARGES	404,306	416,554	714,477	657,771
Organization and expansion costs	799,392	764,288	1,284,646	1,198,695
Accumulated amortization	(395,086)	(347,734)	(570,169)	(540,924)

T O T A L	68,092,295	59,933,318	79,349,712	69,631,534

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED
LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2003	2004	2003

CURRENT LIABILITIES	39,841,113	34,514,761	44,842,493	39,727,986

DEPOSITS	24,137,446	16,844,100	24,220,402	17,422,111
Demand deposits	2,846,946	2,380,122	3,220,080	2,728,555
Savings deposits	5,471,323	5,499,119	5,965,586	5,917,859
Interbank deposits	1,356,291	1,299,432	31,133	248,324
Time deposits	14,462,886	7,665,427	15,003,603	8,527,373

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,756,015	7,275,636	7,565,261	7,183,988
Own portfolio	2,999,523	781,223	2,956,440	813,601
Third parties portfolio	4,144,452	6,483,026	4,000,303	6,370,387
Unrestricted portfolio	612,040	11,387	608,518	-

RESOURCES FROM SECURITIES ISSUED	1,276,509	2,652,938	1,220,882	2,917,961
Mortgage notes	329,910	779,624	373,004	793,891
Securities abroad	946,599	1,873,314	847,878	2,124,070

INTERBANK ACCOUNTS	30,918	49,544	21,317	20,488
Receipts and payments pending settlement	6,694	12,363	16,329	16,554
Correspondent banks	24,224	37,181	4,988	3,934

INTERDEPARTMENTAL ACCOUNTS	387,346	372,354	387,857	373,616
Third-party funds in transit	387,341	367,090	387,446	368,246
Internal transfers of funds	5	5,264	411	5,370

BORROWINGS	2,088,848	2,952,231	2,189,053	3,153,376
Borrowings in Brazil - governmental agencies	349	337	349	337
Borrowings in Brazil - other institutions	-	-	141,293	257,571
Foreign borrowings	2,088,499	2,951,894	2,047,411	2,895,468

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,256,490	1,817,220	1,597,705	2,068,121
BNDES (National Economic Development Bank)	720,791	759,469	720,791	759,469
FINAME (National Industrial Financing Authority)	465,965	975,376	807,180	1,226,277
Other	69,734	82,375	69,734	82,375

FOREIGN ONLENDINGS	45,871	38,457	45,871	38,457
Foreign onlendings	45,871	38,457	45,871	38,457

DERIVATIVE FINANCIAL INSTRUMENTS	255,929	167,796	197,982	125,461
Derivative financial instruments	255,929	167,796	197,982	125,461

OTHER LIABILITIES	2,605,741	2,344,485	7,396,163	6,424,407
Collection of taxes and social contributions	47,603	32,854	49,740	34,104
Foreign exchange portfolio	943,902	1,163,436	943,902	1,163,436
Social and statutory	333,671	249,762	408,151	282,208
Taxes and social security	167,837	182,575	543,874	589,141
Negotiation and intermediation of securities	9,156	20,291	209,584	232,512
Accounts payable for purchase of assets	23,330	39,356	24,306	39,917
Technical provisions for insurance and capitalization plans	-	-	1,372,598	1,124,016
Subordinated debt	11,367	11,239	11,006	11,237
Sundry	1,068,875	644,972	3,833,002	2,947,836

LONG-TERM LIABILITIES	20,125,457	18,248,955	25,471,410	21,836,278

DEPOSITS	9,862,035	8,855,906	9,310,018	7,934,508
Interbank deposits	366,516	406,076	88,301	27,906
Time deposits	9,495,519	8,449,830	9,221,717	7,906,602

RESOURCES FROM SECURITIES ISSUED	350,809	562,169	358,313	547,292
Mortgage notes	3,717	35,512	3,717	35,512
Securities abroad	347,092	526,657	354,596	511,780

BORROWINGS	747,704	373,548	633,876	358,545
Borrowings in Brazil - governmental agencies	732	869	732	869
Borrowings in Brazil - other agencies	-	-	5,956	-
Foreign borrowings	746,972	372,679	627,188	357,676

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,180,896	3,249,630	3,563,981	3,595,468
BNDES (National Economic Development Bank)	2,040,599	2,230,780	2,040,599	2,230,780
FINAME (National Industrial Financing Authority)	1,004,978	921,552	1,388,063	1,267,390
Other	135,319	97,298	135,319	97,298

FOREIGN ONLENDINGS	208,385	214,823	208,385	214,823
Foreign onlendings	208,385	214,823	208,385	214,823

DERIVATIVE FINANCIAL INSTRUMENTS	82,860	139,591	71,448	127,585
Derivative financial instruments	82,860	139,591	71,448	127,585

OTHER LIABILITIES	5,692,768	4,853,288	11,325,389	9,058,057
Taxes and social security	601,775	202,729	1,303,521	813,392
Negotiation and intermediation of securities	-	-	37,753	-
Accounts payable for purchase of assets	2,506	22,647	2,506	22,647
Technical provisions for retirement plans	-	-	4,433,435	3,070,632
Subordinated debt	1,902,452	1,457,383	1,887,513	1,456,834
Sundry	3,186,035	3,170,529	3,660,661	3,694,552

DEFERRED INCOME	19,342	13,705	156,946	78,430
Deferred income	19,342	13,705	156,946	78,430

MINORITY INTEREST	-	-	772,480	832,943

STOCKHOLDERS' EQUITY	8,106,383	7,155,897	8,106,383	7,155,897
Capital:	5,000,000	3,690,602	5,000,000	3,690,602
- Local residents	3,472,222	2,561,800	3,472,222	2,561,800
- Foreign residents	1,527,778	1,128,802	1,527,778	1,128,802
Capital reserves	158,894	158,473	158,894	158,473
Revaluation reserve on subsidiaries	7,492	7,991	7,492	7,991
Revenue reserves	3,075,280	3,650,034	3,075,280	3,650,034
Unrealized gains and losses - marketable securities
and derivative financial instruments	(83,860)	(219,080)	(83,860)	(219,080)
Treasury stocks	(51,423)	(132,123)	(51,423)	(132,123)

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	-	-	8,878,863	7,988,840

T O T A L	68,092,295	59,933,318	79,349,712	69,631,534

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, AND FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31,
(Amounts expressed in thousands of Reais, except per share data)

	UNIBANCO			UNIBANCO CONSOLIDATED
	Six-month period ended December 31, 2004	2004	2003	2004	2003

REVENUE FROM FINANCIAL INTERMEDIATION	4,407,695	8,706,775	9,295,496	12,370,128	12,204,719
Lending operations	1,979,557	4,369,055	4,869,939	7,550,186	7,727,118
Leasing operations	-	-	-	108,554	85,892
Marketable securities	1,736,156	3,408,700	2,843,988	3,029,135	2,303,944
Financial results from insurance, pension plans and
annuity products	-	-	-	883,422	870,444
Derivative financial instruments	688,861	604,148	913,542	460,799	533,621
Foreign exchange transactions	(216,323)	(82,628)	148,152	(71,271)	161,662
Compulsory deposits	219,444	407,500	519,875	409,303	522,038

EXPENSES ON FINANCIAL INTERMEDIATION	(2,677,907)	(5,797,469)	(6,179,549)	(7,175,770)	(7,006,720)
Deposits and securities sold	(2,506,962)	(4,850,770)	(4,814,244)	(4,831,393)	(4,265,025)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	-	-	-	(545,453)	(439,616)
Borrowings and onlendings	142,825	(390,268)	(691,228)	(494,073)	(847,127)
Provision for credit losses	(313,770)	(556,431)	(674,077)	(1,304,851)	(1,454,952)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,729,788	2,909,306	3,115,947	5,194,358	5,197,999

OTHER OPERATING INCOME (EXPENSES)	(903,675)	(1,478,399)	(1,624,399)	(3,233,985)	(3,291,445)
Services rendered	793,768	1,559,819	1,428,734	3,240,660	2,842,079
Insurance, annuity products and retirement plans premiums	-	-	-	3,545,368	2,962,848
Changes in technical provision for insurance,
annuity products and retirement plans	-	-	-	(1,278,317)	(963,170)
Insurance claims	-	-	-	(895,957)	(856,228)
Private retirement plans benefit expenses	-	-	-	(534,447)	(477,869)
Selling, other insurance and private retirement
plans expenses	-	-	-	(262,066)	(158,604)
Credit card selling expenses	-	-	-	(329,541)	(233,474)
Salaries, benefits, training and social security	(802,108)	(1,491,116)	(1,294,928)	(2,013,899)	(1,772,630)
Other administrative expenses	(840,796)	(1,613,590)	(1,575,084)	(3,044,077)	(2,803,562)
Financial transaction and other taxes	(189,243)	(316,049)	(290,191)	(767,836)	(634,031)
Equity in the results of associated companies	607,638	1,076,339	1,045,366	13,861	435
Other operating income	100,168	147,107	310,094	343,890	517,543
Other operating expenses	(573,102)	(840,909)	(1,248,390)	(1,251,624)	(1,714,782)

OPERATING INCOME	826,113	1,430,907	1,491,548	1,960,373	1,906,554

NON-OPERATING INCOME (EXPENSE)	(5,817)	(19,337)	(17,959)	38,334	10,522

INCOME BEFORE TAXES AND PROFIT SHARING	820,296	1,411,570	1,473,589	1,998,707	1,917,076

INCOME TAX AND SOCIAL CONTRIBUTION	(39,631)	35,805	(264,031)	(338,866)	(493,224)
Provision for income tax	(313,843)	(314,144)	(14,995)	(553,948)	(178,899)
Provision for social contribution	(16,680)	(16,882)	(6,645)	(106,058)	(81,080)
Deferred tax asset	290,892	366,831	(242,391)	321,140	(233,245)

PROFIT SHARING	(77,076)	(163,025)	(157,212)	(235,684)	(226,897)
Management	(2,580)	(5,090)	(9,227)	(5,105)	(14,791)
Employees	(74,496)	(157,935)	(147,985)	(230,579)	(212,106)

EXTRAORDINARY ITEMS (Note 9(c))	(1,142)	(1,142)	-	(1,142)	-

NET INCOME BEFORE MINORITY INTEREST	702,447	1,283,208	1,052,346	1,423,015	1,196,955

MINORITY INTEREST	-	-	-	(139,807)	(144,609)

NET INCOME	702,447	1,283,208	1,052,346	1,283,208	1,052,346

Number of outstanding shares (Note 15(a))	1,396,114,220	1,396,114,220	137,611,422,074
Net income per 1.000 shares: R$	503.14	919.13	7.65
Net equity per 1.000 share:R$	5,806.39	5,806.39	52.00

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. STATEMENTS OF CHANGES IN STOCKHOLDERS´S EQUITY Amounts expressed in thousands of Reais
				Revenue reserves				Unrealized gain and losses - marketable securities and derivative financial intruments

					Statutory

	Capital	Capital reserve	Revaluation reserve on subsidiaries	Legal	Special dividends reserve	Other statutory reserves	Retained earnings		Treasury stocks	Retained earnings	Total

At January 1, 2003	3,690,602	158,059	1,551	274,332	63,898	2,719,178	-	(259,700)	(88,949)	-	6,558,971
Acquisitions of own stocks	-	-	-	-	-	-	-	-	(43,174)	-	(43,174)
Prior year adjustments	-	-	-	-	-	-	-	-	-	(33,968)	(33,968)
Revaluation reserve of fixed assets	-	-	6,440	-	-	-	-	-	-	-	6,440
Restatement of exchange membership certificates	-	414	-	-	-	-	-	-	-	-	414
Fair value adjustments - marketable securities
and derivative financial instruments	-	-	-	-	-	-	-	40,620	-	-	40,620
Net income for the year	-	-	-	-	-	-	-	-	-	1,052,346	1,052,346
Constitution of reserves	-	-	-	52,617	-	290,009	250,000	-	-	(592,626)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	(425,752)	(425,752)
At December 31, 2003	3,690,602	158,473	7,991	326,949	63,898	3,009,187	250,000	(219,080)	(132,123)	-	7,155,897

Capital increase	1,309,398	-	-	-	-	(1,059,398)	(250,000)	-	-	-	-
Sale of own stocks	-	-	-	-	-	-	-	-	80,700	-	80,700
Prior year adjustments	-	-	-	-	-	-	-	-	-	(22,055)	(22,055)
Reversion of reserves	-	-	-	-	-	(22,055)	-	-	-	22,055	-
Revaluation reserve of fixed assets	-	-	(499)	-	-	-	-	-	-	-	(499)
Restatement of exchange membership certificates	-	421	-	-	-	-	-	-	-	-	421
Fair value adjustments - marketable securities
and derivative financial instruments	-	-	-	-	-	-	-	135,220	-	-	135,220
Net income for the year	-	-	-	-	-	-	-	-	-	1,283,208	1,283,208
Constitution of reserves	-	-	-	64,160	-	692,539	-	-	-	(756,699)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	(526,509)	(526,509)
At December 31, 2004	5,000,000	158,894	7,492	391,109	63,898	2,620,273	-	(83,860)	(51,423)	-	8,106,383

At July 1, 2004	5,000,000	158,685	9,807	355,987	63,898	2,263,694	-	(96,259)	(51,423)	-	7,704,389
Prior year adjustments	-	-	-	-	-	-	-	-	-	(24,246)	(24,246)
Transfer of reserves	-	-	-	-	-	(24,246)	-	-	-	24,246	-
Revaluation reserve of fixed assets	-	-	(2,315)	-	-	-	-	-	-	-	(2,315)
Restatement of exchange membership certificates	-	209	-	-	-	-	-	-	-	-	209
Fair value adjustments - marketable securities
and derivative financial instruments	-	-	-	-	-	-	-	12,399	-	-	12,399
Net income for the six-month period ended December	-	-	-	-	-	-	-	-	-	702,447	702,447
Constitution of reserves	-	-	-	35,122	-	380,825	-	-	-	(415,947)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	-	(286,500)	(286,500)
At December 31, 2004	5,000,000	158,894	7,492	391,109	63,898	2,620,273	-	(83,860)	(51,423)	-	8,106,383

DIVIDENDS AND INTEREST ON OWN CAPITAL PER 1,000 SHARES OF CAPITAL (Note 15(b))

	2004		2003

	1° sem	2° sem (*)

On common shares: R$	1.6562	0.1773	2.5163
On preferred shares: R$	1.8218	0.1950	2.7679

(*) After the reverse stock split.

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31,
AND FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31,

Amounts expressed in thousands of Reais
	UNIBANCO			UNIBANCO CONSOLIDATED
	Six-month period ended December 31, 2004	2004	2003	2004	2003

FINANCIAL RESOURCES PROVIDED BY:	11,342,110	13,982,636	10,633,691	15,001,073	12,253,558

NET INCOME FOR THE SIX-MONTH PERIOD/YEAR	702,447	1,283,208	1,052,346	1,283,208	1,052,346

ADJUSTMENTS TO NET INCOME	557,855	172,330	(542,470)	1,321,534	384,807
Depreciation and amortization	103,297	210,058	201,292	377,391	351,327
Amortization of goodwill on acquired subsidiaries	907,977	965,011	35,081	968,908	49,301
Exchange losses (gains) on foreign investments	158,221	81,626	275,805	-	-
Provision for losses on investments	3	3	-	391	(9)
Equity in the results of subsidiary and associated companies	(607,638)	(1,076,339)	(1,045,366)	(13,861)	(435)
Reversal of provision for other assets losses	(4,005)	(8,029)	(9,282)	(11,295)	(15,377)

CHANGE IN DEFERRED INCOME	-	5,637	-	78,516	14,199

CHANGE IN MINORITY INTEREST	-	-	-	-	120,276

THIRD PARTY FUNDS:
INCREASE IN LIABILITIES	6,381,901	9,911,994	587,227	11,772,070	2,972,437
Deposits	6,337,876	8,299,475	-	8,173,801	-
Securities sold under repurchase agreements	-	480,379	-	381,273	-
Interbank and interdepartmental accounts	-	-	-	15,070	-
Derivative financial instruments	44,025	31,402	-	16,384	-
Other liabilities	-	1,100,738	587,227	3,185,542	2,972,437

DECREASE IN ASSETS	3,255,101	1,313,173	9,022,116	-	7,456,710
Interbank investments	-	-	4,817,278	-	4,543,580
Marketable securities and derivative financial instruments	2,649,343	1,233,036	3,787,812	-	2,874,235
Interbank and interdepartmental accounts	-	-	25,629	-	-
Leasing operations	-	-	100	-	38,895
Other credits	605,758	80,137	391,297	-	-

SALE OF ASSETS AND INVESTMENTS	262,297	567,918	82,333	545,095	235,502
Foreclosed assets	20,090	48,631	54,112	163,561	111,246
Investments	239,303	502,416	18,598	202,767	31,136
Fixed assets	2,904	16,871	9,623	178,767	93,120

DIVIDENDS AND INTEREST ON OWN CAPITAL RECEIVED/PROPOSED
FROM SUBSIDIARY AND ASSOCIATED COMPANIES	182,509	728,376	432,139	650	17,281

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31,
AND FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31,

Amounts expressed in thousands of Reais
	UNIBANCO			UNIBANCO CONSOLIDATED
	Six-month period ended December 31, 2004	2004	2003	2004	2003

FINANCIAL RESOURCES USED FOR:	10,827,849	13,501,744	10,659,051	14,523,110	12,248,745

DIVIDENDS AND INTEREST ON OWN CAPITAL
PROPOSED/DISTRIBUTED	286,500	526,509	425,752	526,509	425,752

ACQUISITION (SALE) OF OWN STOCKS	-	(80,700)	43,174	(80,700)	43,174

CHANGE IN DEFERRED INCOME	7,003	-	109	-	-

CHANGE IN MINORITY INTEREST	-	-	-	31,148	-

INVESTMENTS IN:	125,031	762,301	182,098	1,089,324	359,403
Foreclosed assets	7,810	18,590	61,081	102,244	113,092
Investments	76,514	655,148	65,377	760,964	31,647
Fixed assets	40,707	88,563	55,640	226,116	214,664

DEFERRED CHARGES	68,677	117,853	97,942	247,689	144,769

INCREASE IN ASSETS	5,135,042	9,466,643	368,346	9,633,163	1,828,551
Interbank investments	3,412,326	6,936,624	-	3,415,928	-
Marketable securities and derivative financial instruments	-	-	-	963,275	-
Interbank and interdepartmental accounts	95,429	839,026	-	787,430	109,559
Lending operations	1,609,783	1,666,165	290,435	3,379,001	1,497,803
Leasing operations	-	-	-	167,052	-
Other credits	-	-	-	849,754	155,461
Other assets	17,504	24,828	77,911	70,723	65,728

DECREASE IN LIABILITIES	5,205,596	2,709,138	9,541,630	3,075,977	9,447,096
Deposits	-	-	269,903	-	631,398
Securities sold under repurchase agreements	2,799,980	-	6,448,271	-	6,622,078
Resources from securities issued	438,583	1,587,789	324,751	1,886,058	250,124
Interbank and interdepartmental accounts	655,731	3,634	21,001	-	95,441
Borrowings and onlendings	1,083,607	1,117,715	2,086,914	1,189,919	1,634,905
Derivative financial instruments	-	-	390,790	-	213,150
Other liabilities	227,695	-	-	-	-

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	514,261	480,892	(25,360)	477,963	4,813

CHANGES IN FINANCIAL POSITION
Cash and due from banks
At the beginning of the six-month period/year	814,854	848,223	873,583	1,083,301	1,078,488
At the end of the six-month period/year	1,329,115	1,329,115	848,223	1,561,264	1,083,301

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	514,261	480,892	(25,360)	477,963	4,813

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco – União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco – União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The financial statements of the subsidiaries Unibanco Leasing S.A. – Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our consolidated financial statements, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

For the purpose of making our statement of income for the year ended December 31, 2003 directly comparable, reclassifications were made in Unibanco Consolidated in respect of the net expenses amount of R$486,261 to Insurance, Private Retirement Plans and Annuity Products and Revenue on Marketable Securities from Other Operating Income (Expenses) to Gross Profit from Financial Intermediation.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs are recognized in earnings when the policy is issued and the changes in technical provision of unearned premium and to the deferred acquisition costs are recognized over the related contract period;

  the commission related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management’s analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity –marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

–

Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

–

Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provision

The technical provisions are established in accordance to Resolution CNSP no. 89/02. In accordance with Resolution no. 61/01, a actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurances (SUSEP) with the actuarial report.

The provision for unearned premiums is established at the amount of that portion of the insurance premiums retained, corresponding to the unexpired risk period, in accordance with the regulation of the Superintendency of Private Insurances.

The provision for insufficient premiums is established, when applicable, based on Technical Actuarial Note (NTA) reported to the Superintendency of Private Insurances.

The mathematical provisions related to the “Life Free Benefits Generation Program” (VGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted represents the participants whose benefits has not yet begun.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

The provision for payment of unsettled claims is established based on the estimated probable payments net of recoveries determined in accordance with claims reported up to the financial statement date and adjusted for price-level restatement in the legal standards.

The provision for claims incurred but not yet reported (IBNR) is established based on an actuarial determination of experienced losses and the methodology described in the Actuarial Note reported and approved by the Superintendency of Private Insurances.

(e) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. In the merger of the subsidiary company with the discontinuation or expire of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use – 4%; equipment in use – 10%; and communications, data processing, and transportation systems – 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

	Unibanco		Unibanco Consolidated

Marketable Securities	2004	2003	2004	2003
Trading assets	2,272,376	1,401,992	7,937,538	5,845,398
Available for sale	2,242,234	3,604,044	3,255,638	3,452,227
Held to maturity	4,005,332	4,749,504	4,830,720	5,772,601
Subtotal	8,519,942	9,755,540	16,023,896	15,070,226
Derivative financial instruments (see Note 20 (g))	711,954	574,172	580,041	435,216
Total	9,231,896	10,329,712	16,603,937	15,505,442
Current	5,034,206	5,265,361	11,505,301	9,812,553
Long-term	4,197,690	5,064,351	5,098,636	5,692,889

(b) Trading assets

	Unibanco

	2004		2003

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	2,149,733	2,147,386	1,133,017	1,137,613
Financial treasury bills	91,439	90,957	12,720	11,879
Treasury bills	1,989,705	1,986,994	1,107,186	1,111,505
Treasury notes	68,589	69,435	13,111	14,229

Brazilian sovereign bonds	55,259	54,821	129,093	135,305

Bank debt securities	-	-	49,723	50,434
Eurobonds	-	-	49,723	50,434

Mutual funds	62,390	62,390	57,784	57,784

Corporate debt securities	7,785	7,779	-	-
Debentures	7,785	7,779	-	-

Other	-	-	21,100	20,856

Total	2,275,167	2,272,376	1,390,717	1,401,992

	Unibanco Consolidated

	2004		2003

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	2,297,479	2,295,205	2,875,250	2,880,626
Financial treasury bills	234,489	234,082	941,476	941,266
Treasury bills	1,994,353	1,991,639	1,800,998	1,805,427
Central Bank notes	-	-	3,099	3,135
Treasury notes	68,637	69,484	129,677	130,798

Brazilian sovereign bonds	55,259	54,821	210,426	216,637

Bank debt securities	-	-	153,091	153,802
Eurobonds	-	-	88,746	89,457
Time deposits	-	-	64,345	64,345

Mutual funds (1)	5,025,497	5,025,497	2,318,134	2,318,134

Corporate debt securities	48,947	78,089	-	-
Debentures	48,947	78,089	-	-

Other	491,730	483,926	221,789	276,199

Total	7,918,912	7,937,538	5,778,690	5,845,398
____________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco

	2004			2003

Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	42,273	(14,540)	27,733	214,722	(6,117)	208,605
Central Bank notes	-	-	-	146,686	5,724	152,410
Treasury Bonds	5,204	(415)	4,789	-	-	-
Other	37,069	(14,125)	22,944	68,036	(11,841)	56,195

Corporate debt securities	1,682,727	(97,271)	1,585,456	1,808,747	(78,018)	1,730,729
Debentures	1,650,009	(91,478)	1,558,531	1,765,035	(71,906)	1,693,129
Eurobonds	16,289	-	16,289	16,213	-	16,213
Other	16,429	(5,793)	10,636	27,499	(6,112)	21,387

Bank debt securities	574,328	1,523	575,851	1,533,342	2,895	1,536,237
Eurobonds	446,130	-	446,130	1,421,719	-	1,421,719
Mortgage notes	126,385	1,521	127,906	111,458	2,895	114,353
Time deposits	1,010	2	1,012	-	-	-
Other	803	-	803	165	-	165

Marketable equity securities	38,682	2,768	41,450	141,155	(18,664)	122,491

Mutual funds	11,744	-	11,744	5,982	-	5,982

Total	2,349,754	(107,520)	2,242,234	3,703,948	(99,904)	3,604,044

	Unibanco Consolidated

	2004			2003

Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	578,435	(14,347)	564,088	716,207	6,183	722,390
Treasury bills	1,241	(7)	1,234	-	-	-
Financial treasury bills	495,883	257	496,140	320,182	1,496	321,678
Central Bank notes	-	-	-	183,640	8,057	191,697
Treasury Bonds	5,204	(415)	4,789	-	-	-
Treasury notes	-	-	-	137,433	9,116	146,549
Other	76,107	(14,182)	61,925	74,952	(12,486)	62,466

Brazilian sovereign bonds	26,022	-	26,022	-	-	-

Foreign government	-	-	-	29,171	(13)	29,158
United States of America treasury bills	-	-	-	29,171	(13)	29,158

Corporate debt securities	1,945,073	(113,272)	1,831,801	2,071,643	(89,192)	1,982,451
Debentures	1,836,593	(102,888)	1,733,705	1,991,334	(79,937)	1,911,397
Eurobonds	53,467	-	53,467	20,366	59	20,425
Other	55,013	(10,384)	44,629	59,943	(9,314)	50,629

Bank debt securities	220,507	1,530	222,037	264,442	4,901	269,343
Eurobonds	67,368	7	67,375	131,285	2,006	133,291
Mortgage notes	126,385	1,521	127,906	111,458	2,895	114,353
Time deposits	26,754	2	26,756	20,151	-	20,151
Other	-	-	-	1,548	-	1,548

Marketable equity securities	107,877	(4,380)	103,497	171,310	(20,747)	150,563

Mutual funds (1)	508.193	-	508,193	298,322	-	298,322

Total	3,386,107	(130,469)	3,255,638	3,551,095	(98,868)	3,452,227
____________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii)By maturity:

	Unibanco

	2004		2003

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	155,908	280,254	612,756	595,661
Between 3 months and 1 year	575,230	530,067	825,305	821,263
Between 1 and 3 years	704,053	829,901	1,287,248	1,275,591
Between 3 and 5 years	383,412	186,710	385,942	393,859
Between 5 and 15 years	256,734	218,471	276,766	280,803
More than 15 years	36,078	22,178	-	-
No stated maturity (1)	238,339	174,653	315,931	236,867
Total	2,349,754	2,242,234	3,703,948	3,604,044

	Unibanco Consolidated

	2004		2003

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	415,687	367,250	204,245	187,003
Between 3 months and 1 year	648,652	643,961	569,984	560,548
Between 1 and 3 years	901,573	907,993	1,226,465	1,216,559
Between 3 and 5 years	312,791	307,679	491,675	502,996
Between 5 and 15 years	289,728	295,813	408,694	416,867
More than 15 years	36,078	22,178	-	-
No stated maturity (1)	781,598	710,764	650,032	568,254
Total	3,386,107	3,255,638	3,551,095	3,452,227
____________________
(1)	Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003

Issuer/Type of investment	Amortized cost

Federal government	1,516,297	3,261,305	2,341,685	4,282,405
Financial treasury bills	-	-	180,633	186,666
Treasury bills	-	-	-	259
Central Bank notes	335,896	808,062	388,566	1,259,138
Treasury notes	1,180,023	2,453,243	1,763,497	2,821,900
Other	378	-	8,989	14,442

Brazilian sovereign bonds	2,178,180	1,139,934	2,178,180	1,139,934

Corporate debt securities	214,319	289,578	214,319	291,575
Eurobonds	214,319	289,578	214,319	291,575

Bank debt securities	96,536	58,687	96,536	58,687
Eurobonds	96,536	58,687	96,536	58,687

Total	4,005,332	4,749,504	4,830,720	5,772,601

The fair value of these securities was R$4,206,770 (2003 – R$5,081,930) in Unibanco and R$5,072,417 (2003 – R$6,166,230) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$201,438 (2003 – R$332,426) in Unibanco and R$241,697 (2003 – R$393,629) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii)By maturity:

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003

Maturity	Amortized cost

Less than 3 months	880,558	885,421	1,019,073	983,788
Between 3 months and 1 year	312,169	889,126	363,849	1,341,709
Between 1 and 3 years	1,082,992	1,886,328	1,266,150	2,216,171
Between 3 and 5 years	431,856	377,580	431,856	377,580
Between 5 and 15 years	1,109,799	710,822	1,109,799	710,822
More than 15 years	187,958	227	639,993	142,531
Total	4,005,332	4,749,504	4,830,720	5,772,601

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the year as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
By type
Discounted loans and notes	11,737,176	10,196,739	11,927,668	10,450,686
Financing	7,587,485	7,769,597	10,357,157	9,639,591
Agricultural	1,054,928	812,613	1,054,928	812,613
Real estate loans	1,066,182	846,688	1,066,182	846,688
Credit card	-	-	4,021,147	3,185,635
Total lending operations	21,445,771	19,625,637	28,427,082	24,935,213

Leasing operations	-	-	640,049	474,584
Advances on exchange contracts (1)	1,261,327	1,640,993	1,261,327	1,640,993
Total leasing operations and advances on
exchange contracts	1,261,327	1,640,993	1,901,376	2,115,577

Guarantees honored	35	8,057	35	8,057
Other receivables (2)	604,364	258,854	1,467,293	619,657
Total other credits	604,399	266,911	1,467,328	627,714

Co-obligation on credit card customer financing (3)	-	-	-	238,826

Total risk	23,311,497	21,533,541	31,795,786	27,917,330

By maturity
Past-due for more than 15 days (Note 5 (d))	432,455	490,738	1,240,112	1,433,341
Falling due:
Less than 3 months (4)	7,999,582	7,241,823	12,308,087	10,788,719
Between 3 months and 1 year	6,867,000	6,197,020	8,951,974	7,319,594
Between 1 and 3 years	5,481,786	5,067,162	6,525,590	5,774,210
More than 3 years	2,530,674	2,536,798	2,770,023	2,601,466
Total risk	23,311,497	21,533,541	31,795,786	27,917,330
____________________
(1)	Recorded in “Other liabilities” and “Other credits”.
(2)	Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco

	2004		2003

	Value	% of distribution	Value	% of distribution
Manufacturing
Electricity, gas and water	1,619,065	6.9	1,251,536	5.8
Paper, pulp and wood products	1,190,089	5.1	997,432	4.6
Food, beverages and tobacco	1,078,514	4.6	1,302,961	6.1
Automotive industry	976,464	4.2	1,196,951	5.6
Production of machines and equipment	827,858	3.6	608,215	2.8
Chemical and pharmaceutical	797,785	3.4	1,056,016	4.9
Basic metal industries	713,838	3.1	749,279	3.5
Petroleum	411,379	1.8	470,797	2.2
Textiles, clothing and leather goods	358,322	1.5	275,584	1.3
Extractive	353,620	1.5	392,044	1.8
Electronic and communications equipment	322,959	1.4	112,250	0.5
Rubber and plastic	192,342	0.8	97,215	0.5
Production of metal goods	165,271	0.7	262,389	1.2
Electric and electronic	140,245	0.6	155,047	0.7
Other manufacturing industries	19,326	0.1	6,162	-
Subtotal	9,167,077	39.3	8,933,878	41.5
Retailers
Retail	1,749,539	7.5	1,416,504	6.6
Wholesale	1,076,694	4.6	1,134,175	5.3
Subtotal	2,826,233	12.1	2,550,679	11.9
Financial service
Financial companies	537,495	2.3	451,005	2.1
Insurance companies and private pension funds	4,039	-	4,593	-
Subtotal	541,534	2.3	455,598	2.1
Residential construction loans	304,593	1.3	263,264	1.2
Other services
Post office and telecommunications	1,236,041	5.3	1,139,471	5.3
Transportation	775,539	3.3	618,529	2.9
Construction	393,043	1.7	383,581	1.8
Real estate services	349,248	1.5	341,914	1.6
Agricultural	258,053	1.1	288,213	1.3
Association activities	141,093	0.6	92,326	0.4
Health and social services	130,509	0.5	116,805	0.6
Education	127,258	0.6	93,913	0.4
Cultural and sports leisure activities	91,170	0.4	145,002	0.7
Lodging and catering services	86,057	0.4	65,517	0.3
Other services	1,050,990	4.5	871,469	4.0
Subtotal	4,639,001	19.9	4,156,740	19.3
Agriculture, livestock, forestry and fishing	899,871	3.9	746,619	3.7
Individual
Consumer loans	3,938,258	16.9	3,710,129	17.2
Residential mortgage loans	839,873	3.6	650,640	3.0
Other	155,057	0.7	65,994	0.1
Subtotal	4,933,188	21.2	4,426,763	20.3
Total	23,311,497	100.0	21,533,541	100.0

	Unibanco Consolidated

	2004		2003

	Value	% of distribution	Value	% of distribution
Manufacturing
Electricity, gas and water	1,653,834	5.2	1,271,959	4.5
Paper, pulp and wood products	1,252,758	3.9	1,039,671	3.7
Food, beverages and tobacco	1,135,659	3.6	1,361,930	4.9
Automotive industry	999,763	3.1	1,221,041	4.4
Production of machines and equipment	854,964	2.7	626,482	2.2
Chemical and pharmaceutical	825,825	2.6	1,081,541	3.9
Basic metal industries	779,858	2.5	838,963	3.0
Petroleum	419,554	1.3	479,183	1.7
Extractive	381,866	1.2	416,097	1.5
Textiles, clothing and leather goods	371,538	1.2	286,317	1.0
Electronic and communications equipment	332,500	1.0	116,791	0.4
Rubber and plastic	204,107	0.6	107,898	0.4
Production of metal goods	173,832	0.5	270,704	1.0
Electric and electronic	148,443	0.5	158,696	0.6
Other manufacturing industries	20,792	0.1	7,359	-
Subtotal	9,555,293	30.0	9,284,632	33.2
Retailers
Retail	1,917,960	6.0	1,558,713	5.6
Wholesale	1,187,244	3.7	1,224,434	4.4
Subtotal	3,105,204	9.7	2,783,147	10.0
Financial service
Financial companies	322,287	1.1	164,646	0.6
Insurance companies and private pension funds	4,804	-	5,276	-
Subtotal	327,091	1.1	169,922	0.6
Residential construction loans	304,593	1.0	263,264	0.9
Other services
Transportation	1,561,361	4.9	1,196,014	4.3
Post office and telecommunications	1,262,392	4.0	1,157,981	4.1
Construction	431,033	1.4	423,843	1.5
Real estate services	392,927	1.2	387,055	1.4
Agricultural	280,272	0.9	306,142	1.1
Association activities	152,059	0.5	100,497	0.4
Education	146,393	0.5	107,467	0.4
Health and social services	145,931	0.5	126,595	0.5
Lodging and catering services	95,598	0.3	73,969	0.3
Cultural and sports leisure activities	95,539	0.3	149,812	0.5
Other services	1,470,154	4.6	1,051,873	3.7
Subtotal	6,033,659	19.1	5,081,248	18.2
Agriculture, livestock, forestry and fishing	899,871	2.8	746,619	2.7
Individual
Consumer loans	6,483,092	20.4	5,407,169	19.5
Credit card	4,021,147	12.6	3,424,461	12.3
Residential mortgage loans	839,873	2.6	650,640	2.3
Lease financing	70,906	0.2	40,234	0.1
Other	155,057	0.5	65,994	0.2
Subtotal	11,570,075	36.3	9,588,498	34.4
Total	31,795,786	100.0	27,917,330	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco				Unibanco Consolidated

	2004		2003		2004		2003

Largest clients	Value	% of the total	Value	% of the total	Value	% of the total	Value	% of the total
10 largest clients	3,057,514	13.1	2,985,258	13.8	2,953,573	9.3	2,858,853	10.2
50 following clients	4,437,147	19.0	5,246,114	24.4	4,492,645	14.1	5,245,550	18.8
100 following clients	3,559,404	15.3	3,484,855	16.2	3,650,123	11.5	3,495,835	12.5
Other clients	12,257,432	52.6	9,817,314	45.6	20,699,445	65.1	16,317,092	58.5
Total	23,311,497	100.0	21,533,541	100.0	31,795,786	100.0	27,917,330	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

	Unibanco

	2004

	%		Past-due credits
Risk level	minimum allowance required	Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	11,028,416	-	-	11,028,416	47.3	11,466	-
A	0.5	6,842,857	-	-	6,842,857	29.4	35,964	0.5
B	1.0	2,164,958	159,420	25,476	2,349,854	10.1	26,945	1.1
C	3.0	1,005,616	147,421	39,828	1,192,865	5.1	80,902	6.8
D	10.0	870,273	115,861	26,032	1,012,166	4.3	273,044	27.0
E	30.0	58,218	58,095	64,341	180,654	0.8	73,198	40.5
F	50.0	15,781	47,009	35,352	98,142	0.4	60,675	61.8
G	70.0	143,111	36,567	25,435	205,113	0.9	182,571	89.0
H	100.0	37,787	147,652	215,991	401,430	1.7	401,430	100.0
Total		22,167,017	712,025	432,455	23,311,497	100.0	1,146,195
% of total risk							4.9%

	Unibanco

	2003

	%		Past-due credits
Risk level	minimum allowance required	Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,118,883	-	-	10,118,883	47.0	9,837	-
A	0.5	5,630,184	-	-	5,630,184	26.1	29,274	0.5
B	1.0	2,340,852	73,595	13,004	2,427,451	11.3	30,893	1.3
C	3.0	1,259,200	347,536	168,553	1,775,289	8.2	63,485	3.6
D	10.0	475,680	104,133	49,794	629,607	3.0	180,630	28.7
E	30.0	178,681	69,566	27,010	275,257	1.3	85,711	31.1
F	50.0	39,602	54,433	37,871	131,906	0.6	73,555	55.8
G	70.0	39,782	42,572	24,745	107,099	0.5	76,500	71.4
H	100.0	142,609	125,495	169,761	437,865	2.0	437,865	100.0
Total		20,225,473	817,330	490,738	21,533,541	100.0	987,750
% of total risk							4.6%

	Unibanco Consolidated

	2004

	%		Past-due credits
Risk level	minimum allowance required	Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	12,690,365	-	-	12,690,365	39.9	11,641	0.1
A	0.5	11,813,947	-	-	11,813,947	37.2	73,417	0.6
B	1.0	2,288,203	221,394	160,325	2,669,922	8.4	30,401	1.1
C	3.0	1,388,855	213,240	151,989	1,754,084	5.5	100,842	5.7
D	10.0	976,599	156,139	187,600	1,320,338	4.2	331,895	25.1
E	30.0	219,792	78,598	154,547	452,937	1.4	156,779	34.6
F	50.0	23,330	59,011	112,865	195,206	0.6	110,410	56.6
G	70.0	147,645	45,023	89,084	281,752	0.9	236,847	84.1
H	100.0	69,337	164,196	383,702	617,235	1.9	617,235	100.0
Total		29,618,073	937,601	1,240,112	31,795,786	100.0	1,669,467
% of total risk							5.3%

	Unibanco Consolidated

	2003

	%		Past-due credits
Risk level	minimum allowance required	Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,897,051	-	-	10,897,051	39.0	10,012	-
A	0.5	9,609,034	-	-	9,609,034	34.4	70,606	0.7
B	1.0	2,429,316	117,190	198,286	2,744,792	9.8	41,696	1.5
C	3.0	1,534,932	397,149	287,095	2,219,176	8.0	94,532	4.3
D	10.0	504,654	122,004	136,446	763,104	2.8	203,293	26.6
E	30.0	259,141	77,670	231,287	568,098	2.0	180,068	31.7
F	50.0	56,433	60,179	124,186	240,798	0.9	129,632	53.8
G	70.0	51,645	46,310	96,934	194,889	0.7	138,416	71.0
H	100.0	181,152	140,129	359,107	680,388	2.4	680,388	100.0
Total		25,523,358	960,631	1,433,341	27,917,330	100.0	1,548,643
% of total risk							5.5%
____________________
(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) On December 31, 2004, the balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$646,070 (2003 – R$644,958) in Unibanco and R$768,865 (2003 – R$803,424) in Unibanco Consolidated. These transactions relate to active portfolio and credits written off , and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for credit losses during the period:

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Balance at the beginning of the year	987,750	1,161,153	1,548,643	1,590,593
Provision for credit losses	806,431	674,077	1,554,851	1,454,952
Balance of acquired company	-	-	144,949	-
Balance of sold company	-	-	(119,362)	-
Loan charge-offs	(647,986)	(847,480)	(1,459,614)	(1,496,902)
Balance at the end of the year	1,146,195	987,750	1,669,467	1,548,643

Loan recoveries (1)	169,334	227,564	336,831	415,235
____________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Assets - Other credits
Unsettled exchange purchases	1,592,525	2,156,444	1,592,525	2,156,444
Rights on foreign exchange sold	531,389	602,752	531,389	602,752
(-) Received advances	(121,919)	(69,956)	(121,919)	(69,956)
Income receivable from advances on exchange
contracts	12,304	23,420	12,304	23,420
Other	93	23	93	-
Total	2,014,392	2,712,683	2,014,392	2,712,660

Liabilities - Other liabilities
Unsettled exchange sales	527,139	604,970	527,139	604,970
Obligations for foreign exchange purchased	1,676,392	2,175,522	1,676,392	2,175,522
(-) Advances on exchange contracts	(1,261,327)	(1,640,993)	(1,261,327)	(1,640,993)
Other	1,698	23,937	1,698	23,937
Total	943,902	1,163,436	943,902	1,163,436

Off-balance sheet
Import credits outstanding	126,147	84,108	141,448	100,348
Confirmed export credits	25,647	17,518	26,350	17,849

(b) Statement of income

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Income from foreign exchange transactions	1,820,922	3,572,540	2,313,579	3,593,740
Expenses from foreign exchange transactions	(1,903,550)	(3,424,388)	(2,384,850)	(3,432,078)
Net gain on foreign exchange transactions	(82,628)	148,152	(71,271)	161,662

7. Other Credits – Sundry

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Escrow deposits for civil and labor suits	1,136,150	868,620	2,151,163	1,685,456
Insurance premium	-	-	714,191	347,660
Prepaid taxes	190,732	74,119	640,472	595,148
Notes and credits receivable	578,614	203,508	597,698	560,799
Receivables from credit card operations	-	-	546,000	557,449
Receivables from purchase of assets	68,043	55,346	157,895	58,858
Unibanco’s retirement plan (Note 14 (a))	133,196	120,054	133,196	120,054
Government retirement benefit advances	50,975	-	50,975	-
Salary advances and other	18,550	55,007	23,540	61,097
Accounts receivable from subsidiaries	31,349	387,497	-	-
Other	573,650	545,258	1,131,246	809,072
Total	2,781,259	2,309,409	6,146,376	4,795,593
Current	882,560	781,681	2,820,423	2,016,603
Long-term	1,898,699	1,527,728	3,325,953	2,778,990

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	2004		2003

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Current assets	2,049,461	5,440,088	3,041,396	8,787,200
Long-term assets	1,461,579	3,879,616	1,756,061	5,073,613
Permanent assets	60	159	110	317
Total assets	3,511,100	9,319,863	4,797,567	13,861,130

Current liabilities	1,653,346	4,388,643	2,888,116	8,344,345
Long-term liabilities	1,632,067	4,332,158	1,536,727	4,439,912
Deferred income	452	1,199	1,303	3,765
Branch equity	225,235	597,863	371,421	1,073,108
Total liabilities	3,511,100	9,319,863	4,797,567	13,861,130

Net income for the year	183,509	487,107	202,623	585,418

During the year, the Board of Directors approved: (i) the distribution of dividends in the amount of US$56,556 thousand (2003 - US$140,000 thousand) and US$289,888 thousand (2003 - US$130,000 thousand) by the Grand Cayman and Nassau branches, respectively; and (ii) in 2003 the reduction of the Nassau branch’s capital in the amount of US$138,342 thousand.

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$104,580 (2003 – R$609,882) in Unibanco and R$82,934 (2003 – R$631,195) in Unibanco Consolidated, were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands)		Percentage holding (%)		Adjusted stockholders equity	Investiments value		Adjusted net income (loss)	Equity in results adjustments

	Common	Preferred	Unibanco	Unibanco Consolidated		2004	2003		2004	2003
Investments of Unibanco

Subsidiary companies
Unipart Participações Internacionais Ltd.	1,302	-	100.000	100.000	918,038	918,038	1,274,604	70,767	68,370	142,681
Unicard Banco Múltiplo S.A. (1)	98,727,096	85,468,888	100.000	100.000	812,206	797,829	748,938	67,151	208,802	162,248
Unibanco AIG Seguros S.A.	345,014	188,793	49.707	49.707	1,240,704	616,719	727,089	202,688	102,751	121,188
Banco Fininvest S.A. (2)	4	1	99.940	99.940	578,197	577,848	388,908	196,641	196,655	158,601
Unibanco Companhia de Capitalização (3)	4,194	-	99.992	99.992	408,508	408,473	-	105,732	6,946	-
Banco Único S.A. (4)	2,769,089	2,769,390	99.980	99.980	217,502	207,236	-	127,507	127,484	-
Unibanco Leasing S.A. – Arrendamento Mercantil	265	-	99.999	99.999	135,210	135,208	175,879	47,934	47,934	64,989
Banco Dibens S.A.	4,518,078	-	51.001	51.001	218,212	111,290	80,283	7,705	9,762	2,465
Unibanco Empreendimentos e Participações Ltda. (3)	201,112	-	47.797	100.000	230,569	110,681	-	19,889	8,551	-
Unibanco Corretora de Valores Mobiliários S.A.	40,467	40,467	99.999	100.000	85,480	85,480	81,040	2,294	4,989	9,913
Interbanco S.A.	19,000	-	99.996	99.999	72,355	72,352	61,910	16,835	14,241	9,861
Megbens Administração de Bens Ltda. (3)	390,249	-	17.826	100.000	394,072	70,247	-	9,305	680	-
Unibanco Negócios Imobiliários Ltda. (3)	49,568	-	99.999	100.000	55,235	55,235	-	2,089	1,407	-
Hipercard Banco Múltiplo S.A. (5)	45,745	5,940	99.999	99.999	48,971	48,971	33,217	(1,433)	(2,072)	(2,258)
BWU Comércio e Entretenimento Ltda. (3) and (6)	67,562	-	59.792	59.792	65,262	39,022	-	7,784	(930)	-
Estrel Estudos Representação e Administração Ltda. (3)	1,867	-	90.666	100.000	35,757	32,419	-	(707)	(814)	-
Unibanco Asset Management – Banco de Investimento S.A. (7)	1,468	1,468	99.999	99.999	22,577	22,577	30,967	19,024	19,048	16,022
Unibanco Empreendimentos Ltda. (3)	150,489	-	16.126	100.000	123,488	19,913	-	1,676	142	-
Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A. (3)	779	779	100.000	100.000	15,955	15,955	-	7,163	3,784	-
Unibanco Serviços de Investimento Ltda. (7)	100	-	99.999	100.000	6,759	6,759	-	29,459	24,576	-
Tulipa Administração e Participações S.A. (8)	74,038	-	50.000	50.000	1,687,202	-	-	21,919	33,362	-
BWU Representação e Participações Ltda. (3) and (6)	-	-	-	-	-	-	-	-	2,716	-
Estrel Participações S.A. (3) and (9)	-	-	-	-	-	-	-	-	8,345	-
Unibanco Representação e Participações Ltda. (3)	-	-	-	-	-	-	473,001	-	19,167	208,922
Others	-	-	-	-	-	99,078	2,121	-	43,150	25,874

Jointly controlled companies (i)
Credicard S.A. – Administradora de Cartões de Crédito (10)	-	-	-	-	-	-	95,800	-	52,535	99,441
Banco Investcred Unibanco S.A. –
(PontoCred) (9)	95	-	49.997	49.997	175,092	87,541	72,981	51,211	17,206	18,591
Serasa S.A.	364	349	19.045	19.120	165,231	31,469	-	61,951	7,413	-
Tecnologia Bancária S.A.	762,278	-	19.051	21.432	133,228	25,381	-	11,147	890	-
Redecard S.A. (11)	200	400	31.943	31.943	53,552	17,106	-	148,738	43,907	-
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	32,792	8,198	-	4,516	510	-
Companhia Hipotecária Unibanco –
Rodobens (12)	6,055	-	50.000	50.000	7,878	3,939	-	(101)	(114)	-
Others	-	-	-	-	-	21,102	64,366	-	4,946	6,828
Total						4,646,066	4,311,104	-	1,076,339	1,045,366

Investment of
Unibanco Consolidated

Associated companies
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	92,159	46,079	36,899	16,919	6,745	7,262
Others	-	-	-	-	-	64,548	6,122	-	7,116	(6,827)
Total						110,627	43,021		13,861	435

	Number of shares or quotas		Percentage holding (%)	Adjusted stockholders equity	Adjusted net income (loss)

Main direct, indirect and jointly controlled subsidiary companies invested by:	Common	Preferred	Unibanco Consolidated
Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	339,136	3,056
Unibanco União de Bancos Brasileiros (Luxembourg)S.A.	200	-	99.999	176,502	7,808
Unibanco Securities Ltd.	17,770	-	100.000	46,190	(9,227)
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	30,923	34,530
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Vida e Previdência S.A. (13)	32,074	-	99.977	189,803	45,487
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	47,975	9,567
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	27,369	12,064
Creditec - Crédito, Financiamento e Investimento S.A. (2)	28,700	28,700	100.000	14,924	6,321
Conabinu Participações Ltda. e Unipart Participações Internacionais Ltd.
Hipercard Administradora de Cartões de Crédito Ltda. (14)	7	-	100.000	180,020	80,564

____________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)

The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2)

Unibanco, through its subsidiary Banco Fininvest, acquired during the first half of 2004, the transactions of the financial company Creditec – Crédito Financiamento e Investimento S.A., for approximately R$50 million, resulting in a goodwill of R$39 million to be amortized in accordance with expected period of benefit.

(3)

On April 30, 2004, was approved in the Extraordinary Shareholder’s Meeting held, the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(4)

Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL") resulting in a negative goodwill of R$12,241. As a consequence, BNL received 1,000,000,000 Units representing 1.43% of Unibanco's capital. On September 29, 2004, the Central Bank approved the transaction. Through the Extraordinary Shareholders’ Meeting held on October 22, 2004, was approved the change in the company name from Banco BNL do Brasil S.A. to Banco Único S.A.

(5)

During the third quarter, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity. The company name was changed from Banco1.net S.A. to Hipercard Banco Múltiplo S.A.

(6)

Through the Private Instrument of Change, and Consolidation of the Article of Association of BWU Comércio e Entretenimento Ltda. of August 3, 2004, it was approved the merger of BWU Representação e Participações Ltda.

(7)

On March 15, 2004, Unibanco Asset Management – Banco de Investimento S.A. distributed dividends in the amount of R$18,120 to its shareholder Unibanco, giving its investment in Unibanco Serviços de Investimento Ltda.

(8)

The Extraordinary Shareholder’s Meeting held on August 31, 2004, approved the capital increase of Tulipa Administração e Participações S.A. in the amount of R$96,525, through the transfer of the interest in Credicard S.A. Administradora de Cartões de Crédito. In December 2004, the preferred shares of Tulipa Administração e Participações S.A. were converted into common shares and the company was sold (see Note 9 (b)).

(9)	During the third quarter of 2004, the shareholders approved in an Extraordinary Shareholders' Meeting, the merger of Estrel Participações S.A. into Banco Investcred Unibanco S.A.

(10)	Sale of interest during the year (see Note 9 (b)).

(11)

During the first quarter of 2004, Unibanco – União de Bancos Brasileiros S.A. acquired from its subsidiary Unibanco Representação e Participações Ltda., 199,990 common shares and 400,000 preferred shares of Redecard S.A. at its book value.

(12)

On March 8, 2004, through the Private Instrument of Change in the Articles of Association of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. the change was approved in the legal form of the limited liability commercial company to a limited liability corporation of private capital and also the change in the company name of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. to Companhia Hipotecária Unibanco – Rodobens. Those changes were approved by the Central Bank on September 14, 2004.

(13)

Through the Extraordinary Shareholders' Meeting held on June 11, 2004, the change in the company name was approved from Phenix Seguradora S.A to Unibanco AIG Vida e Previdência S.A. and the Extraordinary Shareholders' Meeting held on July 30, 2004 approved the merger was Phenix Participações Ltda. and Unibanco AIG Previdência S.A., respectively, into Unibanco AIG Vida e Previdência S.A.

(14)

On March 1st, 2004, Unibanco acquired from the Dutch Group Ahold, through its subsidiaries Conabinu Participações Ltda. (controlled by Unicard Banco Múltiplo S.A.) and Unipart Participações Internacionais Ltd., the total capital of Hipercard Administradora de Cartões de Crédito Ltda., after the conclusion of the due diligence process occurred during the third quarter of 2004, for the amount of R$630 million resulting in a goodwill of R$415 million to be amortized in accordance with the expected period of benefit up to ten years.

(b) Shareholder Restructuring of Credicard and Orbitall

On December 29, 2004, the transfer transaction was concluded of the interest of 33% held by Unibanco in the capital of Credicard Banco S.A. (“Credicard”) and the capital of Orbitall Serviços e Processamento de Informações Comerciais Ltda (“Orbitall”) as per the shareholder restructuring announced on November 8, 2004.

The Redecard S.A.’s shareholder structure was maintained without change. Redecard’s activities consist of capturing and transmitting debit and credit card transactions.

(c) Extraordinary Items

For a more appropriate analysis of the financial statement of the year, extraordinary items, includes the result of sale of interest in jointly controlled companies, non current income and expenses, primarily, the total amortization of goodwill balance of acquired companies , restructuring provision and additional provision to credit losses and tax litigation, net of applicable income tax and social contribution effects, as follows:

Sale value of investment in jointly controlled companies (1)	1,531,676
Book value of investment in jointly controlled companies	(150,312)

Gross profit on sale of jointly controlled companies	1,381,364

Amortization of goodwill of acquired companies	(828,198)
Restructuring provision	(151,172)
Allowance for credit and other assets	(364,002)
Provision for tax litigation	(311,106)
Tax effects	271,972

Total amount allocated to the net income for the period	(1,142)
____________________
(1)	Net of provision for eventual adjustments related of contractual clause or secured events.

(d) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses". During 2004, the goodwill of certain acquired companies was amortized in full and presented as extraordinary items the goodwill related the expected period of benefit of merged companies and which the brand was discontinued or expired.

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization during the year

	2004	2003	2004	2003
Bandeirantes	-	841,352	841,352	3,858
Fininvest	322,749	348,900	26,152	18,661
Hipercard	394,345	-	20,664	-
Other	159,606	167,774	80,740	26,782
Total	876,700	1,358,026	968,908	49,301

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 12.99% (2003 – 15.33%) per annum, and are payable up to January 24, 2006.

(b) Euronotes

		Unibanco		Unibanco Consolidated

Maturity	Currency	2004	2003	2004	2003
Less than 3 months	US$	428,757	759,198	335,397	725,856
	EUR	42,041	70,244	42,041	70,056
		470,798	829,442	377,438	795,912

From 3 to 12 months	US$	406,040	653,625	400,679	937,973
	EUR	36,245	369,312	36,245	369,250
	R$	5,745	-	5,745	-
		448,030	1,022,937	442,669	1,307,223

From 1 to 3 years	US$	63,488	377,938	71,337	359,430
	EUR	10,287	30,716	10,287	30,716
	R$	104,756	-	104,756	-
		178,531	408,654	186,380	390,146

From 3 to 5 years	US$	82,663	20,542	82,663	29,085

From 5 to 15 years	US$	75,947	80,998	75,602	76,086

Total		1,255,969	2,362,573	1,164,752	2,598,452

The average interest rate as of December 31, 2004 was 2.96% (2003 – 4.39%) per annum in Unibanco and 2.92% (2003 – 5.05%) per annum in Unibanco Consolidated.

(c) The other issues totaled R$37,722 (2003 - R$37,398) in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 7.38% (2003 – 9.81%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank). Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.28% (2003 – 4.51%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsels. Provisions recorded and respective changes for the year were as follows:

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Balance at the beginning of the year	867,445	650,921	1,812,161	1,546,176
Balance of acquired/incorporated companies	16,592	-	90,843	-
Balance of sold companies	-	-	(176,403)	-
Provision charged	888,368	442,947	1,208,623	715,497
Payments (1)	(379,312)	(208,641)	(549,085)	(431,730)
Reversal of provisions	-	(17,782)	-	(17,782)
Balance at the end of the year	1,393,093	867,445	2,386,139	1,812,161
____________________
(1)

In 2003, refers mainly to the payments of fiscal contingencies and to the transfer of fiscal litigations to “Other liabilities – tax and social security” in the amount of R$63,550 in Unibanco and R$201,246 in Unibanco Consolidated, due to fiscal amnesty.

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion. The provision for tax litigation was R$548,418 (2003 - R$140,929) in Unibanco and R$1,106,463 (2003 - R$647,639) in Unibanco Consolidated recorded in Long-term liabilities – Other Liabilities – Taxes and Social Security.

(b) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as provision, based on the average of payments made. The provision for labor litigation was R$561,242 (2003 - R$449,615) in Unibanco and R$815,358 (2003 - R$686,405) in Unibanco Consolidated.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts spent under such lawsuits. Additionally, in the cases, in which attachments have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these attachments.

(c) Civil litigation

Unibanco and its subsidiaries were party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; and (iv) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim. The provision related to civil litigation amounted to R$283,433 (2003 - R$276,901) in Unibanco and R$464,318 (2003 - R$478,117) in Unibanco Consolidated.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Brazilian Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Accordingly, no provision was recorded related to this claim.

The former controllers of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in this case

13. Other Liabilities

(a) Subordinated debt

			Remuneration	Unibanco		Unibanco Consoliadated

	Issue	Maturity	per annum	2004	2003	2004	2003
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	535,214	573,919	519,916	573,368
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	532,147	579,491	532,145	579,491
Step-up subordinated
callable notes (2)	April 2001	April 2006	3.45%	80,281	-	80,281	-
Line of credit (4)	December 2004	December 2009	4.74%	398,684	-	398,684	-
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI (6)	367,493	315,212	367,493	315,212
Total				1,913,819	1,468,622	1,898,519	1,468,071
____________________
(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be integrally redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt can not be redeemed prior to contractual maturity. The interest rate from the fifth year will be 2.45% per annum.
(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)	The Brazilian interbank interest rate.

(b) Sundry

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Sale of rights of receipt of future flow of
payment orders abroad (1)	2,576,208	2,439,614	2,576,208	2,439,614
Payable to merchants - credit card	-	-	2,342,406	1,961,449
Provision for labor and civil litigation	844,675	726,516	1,279,676	1,164,522
Payable related to insurance companies	-	-	303,446	270,238
Provisions for payroll and administrative expenses	180,638	116,340	266,796	297,313
Restructuring provision (2)	151,172	-	151,172	-
Payable for official agreement	3,395	38,304	3,395	38,304
Debt assumption contracts	77,841	155,462	-	-
Amounts payable to associated company	5,006	5,265	-	-
Other	415,975	334,000	570,564	470,948
Total	4,254,910	3,815,501	7,493,663	6,642,388
Short-term	1,068,875	644,972	3,833,002	2,947,836
Long-term	3,186,035	3,170,529	3,660,661	3,694,552
____________________
(1)

Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$817,000 thousand and of Y$25,000,000 thousand, bearing three-months Libor plus rates between 0.50% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.

(2)	Provision recorded to face the restructuring charges related to the retail transactions not linked to the permanent assets.

14. Employee Benefits

(a) Free benefits generation program

Up to June 30, 2004, Unibanco’s employees could opt for a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions and is managed by Unibanco AIG Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. responsible for the financial management of the FIFE funds.

Additionally, Unibanco and a portion of its employees contributed to a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

As from July 1st, 2004, the employee's "Free Benefits Generation Program " was redesigned in order to offer to the employees of Unibanco more coverage and flexible benefits. The new program is a closed private entity through Trevo IBSS and is called Intelligent Future and introduces many improvements, such as the opportunity to contribute with higher percentages, which vary between ages, than under the previous plan; the possibility to retire as from 50 years old; as well four different choices to take advantage of the benefits in the case the employee opts for early retirement.

During the year ended December 31, 2004, the company sponsor contributions totaled R$11,066 (2003 - R$11,680) in Unibanco and R$15,355 (2003 - R$10,309) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

On December 31, 2004, the total amount of stock options granted and not exercised was 11,303,620 Units. The stock options have an exercise period between January 21, 2005 and August 3, 2010 and an average price of R$9.76 per option.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	2004			2003

	Outstanding shares	Treasury stocks	Total	Total
Common	755,658,168	-	755,658,168	75,565,816,851
Preferred	640,456,052	12,744,112	653,200,164	65,320,016,467
Total	1,396,114,220	12,744,112	1,408,858,332	140,885,833,318

As of December 30, 2004, the market value of common shares were R$9.00 and R$6.80 for preferred shares.

On April 30, 2004, the Extraordinary Shareholders Meeting approved the capital increase to R$5,000,000 through transfer from retained earnings, approved by the Brazilian Central Bank on June 16, 2004.

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Receipts (GDRs) is represented by 5 (2003 – 500) Units, and is traded in the international market.

On August 30, 2004, Unibanco and Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares have been negotiated as per share basis. In the same date, the Global Depositary Receipts (GDRs) traded abroad have been each represented 5 Units, instead of 500 Units, without change in the number of GDRs issued or in the value of their pricing.

The reverse stock split aims to provide more efficiency in controlling and in the relationship with shareholders, and operational cost reduction, as well as being one more step in the quest for increasing share liquidity.

The changes in the Unibanco and Unibanco Holdings Articles of Associations’ to reflect the new number of shares will be subject to approval in the next Shareholders Meeting.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

On July 23, 2004, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$240,009, being R$1.6562 (R$1.4078 net of applicable tax) per 1,000 common shares and R$1.8218 (R$1.5485 net of applicable tax) per 1,000 preferred shares outstanding in that time. The interest on capital was calculated in accordance of article 9 of Law no. 9249/95, with tax benefit of R$81,603. The payment of the interest on capital was made from August 2, 2004 and represents, net of applicable tax, 37.0% of net income for the first half after recognition of legal reserve.

The Units had interest on capital of R$3.2701 (R$2.7796 net of applicable tax) per 1,000 Units being R$1.4483 (R$1.2311 net of applicable tax) from Unibanco Holdings and R$1.8218 (R$1.5485 net of applicable tax) from Unibanco. The GDR had interest on capital of R$1.63505 (R$1.3898 net of applicable tax).

On December 29, 2004, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$258,824, being R$0.1773 (R$0.1507 net of applicable tax) per common share and R$0.1950 (R$0.1657 net of applicable tax) per preferred share outstanding in that time. The interest on capital was calculated in accordance of article 9 of Law no. 9249/95, with tax benefit of R$88,000. The payment of the interest on capital will be made from January 31, 2005 and represents, net of applicable tax, 33.0% of net income for the second half after recognition of legal reserve.

The Units had interest on capital of R$0.3485 (R$0.2962 net of applicable tax) being R$0.1535 (R$0.1305 net of applicable tax) from Unibanco Holdings and R$0.1773 (R$0.1507 net of applicable tax) from Unibanco. The GDR had interest on capital of R$1.7423 (R$1.4810 net of applicable tax).

Additionally, during the year R$27,676 (R$23,525 net of applicable tax) of interest on own capital was accrued.

In 2003, the management proposed, as an advance against the mandatory dividends, the payment of interest on capital to the shareholders, in the amount of R$425,752, being R$2.960400 (R$2.516335 net of applicable tax) per 1,000 common shares and R$3.256400 (R$2.767920 net of applicable tax) per 1,000 preferred shares.

The Unit had interest on capital of R$6.017400 (R$5.114820 net of applicable tax) per 1,000 Units being R$2.761000 (R$2.346900 net of applicable tax) from Unibanco Holdings and R$3.256400 (R$2.767920 net of applicable tax) from Unibanco and for each GDS there was interest on capital of R$3.008700 (R$2.557410 net of applicable tax).

The interest on capital for 2003 was calculated in accordance of article 9° of Law No. 9249/95, with tax benefit of R$144,756, and represents, net of applicable tax, 36.20% of net income for the year after recognition of legal reserve.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stock

During the last buy-back program, betweem February and May of 2003, the following were acquired: 228,000,000 preferred shares issued by Unibanco, 167,225,000 Units and 372,900 GDRs issued by Unibanco and Unibanco Holding were repurchased. Through the “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 353,675,000 Class B preferred shares issued by Unibanco Holdings acquired in the form of Units and GDR and Unibanco Holdings transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares as treasury stock at an average price of R$46.16 per thousand shares. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively.

As mentioned in Note 9, Unibanco and Unibanco Holdings exchanged 1,000,000,000 Units (equivalent to 10 million Units considering the reverse stock split) for the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro SpA, which became the holder of 1.43% of Unibanco’s capital. The exchange was approved by the Brazilian Securities Commission (CVM) on June 23, 2004 and the transaction by the Brazilian Central Bank on September 29, 2004.

(e) Statutory reserves

The balance is summarized as follows:

	2004	2003
i) Foreign exchange risk reserve – calculated based on the 2% of the net income
for the year after the legal deductions and dividends up to a limit of 20% of capital stock	93,856	80,005

ii) Operating margin reserve – calculated based on the 90% of the net income for the
year after the legal deductions and dividends up to a limit of 80% of capital stock	2,526,417	2,929,182

Total	2,620,273	3,009,187

(f) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class “B” shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. Up to December 31, 2004, 539.2 thousand preferred shares were converted into Units.

The average daily financial volume of Units negotiated in the Brazilian market increased by 46.7% in December 2004 compared to December 2003 and the corresponding Unit value increase by 28.1% in the same period.

(g) Prior year adjustments

In 2004 mainly relates to the prior period adjustment of a subsidiary company, in respect of changes in calculating of the private retirement plan reserve in the amount of R$26,610.

In 2003 the prior year adjustments are mainly related to change in accounting practice on swap contracts with customers, the results of which are being recognized in accordance with maturities of the operations without fair value adjustments on swap contracts and on the associated asset transactions and/or funding in accordance with Circular 3150.

16. Other Operating Income and Expenses

(a) Other operating income

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Dividends/retained earnings received from other
investments, principally consortium	23,845	27,450	156,550	146,298
Monetary correction of income receivable	42,874	50,464	67,365	89,455
Monetary correction of restricted escrow deposits	16,889	4,283	34,955	4,811
Monetary correction of prepaid taxes	7,717	22,115	7,717	22,115
Exchange rate variation on other liabilities	(8,880)	-	(8,786)	-
Reversal of provision for fiscal contingencies
and others	-	17,782	-	17,782
Other	64,662	188,000	86,089	237,082
Total	147,107	310,094	343,890	517,543

(b) Other operating expenses

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Provision for labor and civil litigations	345,142	348,660	510,721	484,186
Insurance expenses	-	-	145,185	98,546
Amortization of goodwill on subsidiaries acquired	149,822	35,351	140,710	49,301
Expense related to checks and billing, net	75,439	79,149	112,356	86,185
Expenses related to the sale of rights of receipt
of future flow of payment order (Note 13 (b))	112,134	59,121	112,134	59,121
Foreign branches’ and subsidiary companies’ exchange losses	104,580	609,882	82,934	631,195
Other	53,792	116,227	147,584	306,248
Total	840,909	1,248,390	1,251,624	1,714,782

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

	Unibanco

	December 31, 2003	Constitution	Realization	Balance of acquired companies	December 31, 2004
Allowance for credit losses	388,980	330,668	425,376	-	294,272
Other provisions not currently deductible	300,335	671,107	190,155	8,809	790,096
Tax loss and negative basis of social contribution
carry-forwards	256,993	-	19,413	-	237,580
Social contribution carry-forwards (Provisional
Measure 2158-35)	284,625	-	3,633	-	280,992
Subtotal	1,230,933	1,001,775	638,577	8,809	1,602,940
Adjustment at fair value of marketable securities
available for sale and derivative financial instruments	78,986	-	35,143	-	43,843
Net deferred tax assets	1,309,919	1,001,775	673,720	8,809	1,646,783
Total assets	1,309,919				1,646,783

	Unibanco

	December 31, 2002	Constitution	Realization	December 31, 2003
Allowance for credit losses	628,820	278,937	518,777	388,980
Other provisions not currently deductible	314,689	262,052	276,406	300,335
Tax loss and negative basis of social
contribution carry-forwards	255,320	1,673	-	256,993
Social contribution carry-forward (Provisional
Measure 2158-35)	286,683	-	2,058	284,625
Subtotal	1,485,512	542,662	797,241	1,230,933
Adjustment at fair value of marketable securities
available for sale and derivative financial instruments	125,303	-	46,317	78,986
Net deferred tax assets	1,610,815	542,662	843,558	1,309,919
Total assets	1,610,815			1,309,919

	Unibanco Consolidated

	December 31, 2003	Constitution	Realization	Balance of acquired companies	December 31, 2004
Allowance for credit losses	545,438	452,345	568,200	8,902	438,485
Other provisions not currently deductible	632,176	867,278	367,563	60,097	1,191,988
Tax loss and negative basis of social contribution
carry-forwards	704,308	50,148	112,868	9,567	651,155
Prior year adjustments	-	25,945	-	-	25,945
Social contribution carry-forwards (Provisional
Measure 2158-35)	492,453	-	7,377	-	485,076
Subtotal	2,374,375	1,395,716	1,056,008	78,566	2,792,649
Adjustment at fair value of marketable securities
available for sale and derivative financial
instruments	92,236	774	50,369	(150)	42,491
Deferred tax obligations	(26,031)	(5,708)	(3,113)	-	(28,626)
Net deferred tax assets	2,440,580	1,390,782	1,103,264	78,416	2,806,514
Total assets	2,466,611				2,835,139
Total liabilities	26,031				28,626

	Unibanco Consolidated

	December 31, 2002	Constitution	Realization	December 31, 2003
Allowance for credit losses	780,081	406,229	640,872	545,438
Other provisions not currently deductible	682,823	413,067	463,714	632,176
Tax loss and negative basis of social
contribution carry-forwards	658,438	80,334	34,464	704,308
Social contribution carry-forward (Provisional
Measure 2158-35)	508,500	-	16,047	492,453
Subtotal	2,629,842	899,630	1,155,097	2,374,375
Adjustment at fair value of marketable securities
available for sale and derivative financial instruments	130,469	10,553	48,786	92,236
Deferred tax obligations	(45,512)	-	(19,481)	(26,031)
Net deferred tax assets	2,714,799	910,183	1,184,402	2,440,580
Total assets	2,760,311			2,466,611
Total liabilities	45,512			26,031

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes:

	Unibanco			Unibanco Consolidated

Year	Social contribution (Provisional Measure 2158-35)	Other	Total	Social contribution (Provisional Measure 2158-35)	Other	Total
2005	8,997	313,055	322,052	18,358	613,717	632,075
2006	507	433,470	433,977	9,498	659,918	669,416
2007	771	391,776	392,547	14,490	498,342	512,832
2008	5,511	33,411	38,922	24,038	129,225	153,263
2009 to 2013	141,509	150,236	291,745	271,211	341,743	612,954
2014 to 2017	123,697	-	123,697	147,481	64,628	212,109
Total	280,992	1,321,948	1,602,940	485,076	2,307,573	2,792,649

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,326,449 (2003 – R$1,041,429) in Unibanco and R$2,219,027 (2003 – R$1,855,808) in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Income before income tax and social
contribution, net of profit sharing	1,248,545	1,316,377	1,763,023	1,690,179
Income tax and social contribution expenses
at a rate of 25% and 9%, respectively	(424,505)	(447,568)	(599,428)	(574,661)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	300,461	96,483	(23,485)	(214,458)
Interest on capital paid , net	149,279	121,687	200,812	161,822
Deferred tax credits of prior year	-	-	-	72,213
Permanent differences (net)	10,570	(34,633)	83,235	61,860
Income tax and social contribution for
the year	35,805	(264,031)	(338,866)	(493,224)

18. Commitments and Guarantees

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Co-obligation and risks for guarantees provided	4,227,790	3,372,249	4,367,582	3,353,784
Assets under management (mainly mutual
investment funds)	28,076,850	24,033,189	32,978,541	26,945,050
Lease commitments	56,409	48,348	56,517	48,348

19. Related-Party Transactions (Unibanco)

	2004	2003
Assets
Cash and due from banks	112	-
Interbank investments	5,625,703	2,052,204
Marketable securities and derivative financial instruments	598,815	1,471,511
Interbank accounts	1,073	1,100
Lending operations	267,974	302,950
Other credits
. Income receivable
Dividends and interest on capital	67,686	129,272
. Sundry	5,552	389,600

Liabilities
Deposits	2,154,860	2,932,520
Securities sold under repurchase agreements	226,841	132,530
Resources from securities issued
. Securities abroad	99,233	69,661
Interbank accounts	20,071	33,322
Borrowings	211,049	212,087
Derivative financial instruments	124,283	96,898
Other liabilities
Social and statutory	301,506	-
Negotiation and intermediation of securities	351	364
Subordinated debt	125,739	551
Sundry	79,960	158,621

Revenues
Lending operations	6,848	28,295
Marketable securities	536,577	663,883
Derivative financial instruments	(3,673)	356,870
Services rendered	194,474	146,305
Other operating income	6,202	3,959

Expenses
Deposits and securities sold	247,991	406,951
Borrowings and onlendings	5,726	64
Other administrative expenses	35,803	43,534
Other operating expenses	2,434	2,996

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in market risks, foreign exchange rates and interest rate (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in its results.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency forward and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on a global basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of the high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designed to hedge may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing this loan portfolio are imposed, including restrictions on increases in credit limits and restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for the treasury Unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury Unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets and liabilities financial cash flow which results in the financial capacity of the institution by taking additional funds and to honor its positions.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision markers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed in order to assure the compliance of the established limits. Those limits and policies are periodically reviewed and the strategies are defined in order to assure a conservative monitor of the liquidity risk.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses, due to its systems, practices and/or control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products and due to changes in the business environment changes or other adverse market conditions.

To meet the legal requirements the best practices of the international market and the internal regulations of the Brazilian financial market, Unibanco created an independent internal structure of risk management. This area has as one of its main goals to incentive the generation and the perpetuation of an internal culture focus in the integrated risk management. The management of the operating risk is an essential tool to the decision making process and to obtain competitive advantage giving an evaluation of the relationship between risk and reward. Another factor to highlight is the additional value to the brand due to the support given to the business areas, helping them to maintain their activities and to ensure the optimization of sources and allocated capital to the benefit of shareholders and clients, showing the commitment of the financial institution with the best practices of corporate governance.

As one of work tools used, mention is made of the Internal Control System that is available in the corporate portal which is accessible by all group areas. This process includes periodic evaluations, where the area managers identify their main activities and inherent risks, the existence of control issues and analyse the effectiveness of current controls.

The collected data provide support to monitor and evaluate the performance of the business Units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to qualify and quantify our level of operating risk exposure. As a result, all manager of the Unibanco conglomerate participate in the process, fostering an appropriated culture and enabling the proper calculations for an appropriate allocation of capital.

The increasing diversity of banking operations and the volume of transactions on line/real time involving computers and telecommunications network increases the importance to our systems of information technology and potential impact of system failures.

Unibanco has devoted substantial resources to ensure the reliability and stability of its computers and related systems. Our main computer facility is located in São Paulo and we maintain a full backup system in total operating conditions. This backup system will operate automatically in case of system failures. To ensure the effective and prompt of this backup process, we perform tests and systematic operations where we evaluate all the process and identify eventual issues to be corrected.

(d) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco

	2004		2003

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	8,046,144	8,010,295	3,818,721	3,823,431
Marketable securities	8,519,942	8,721,380	9,755,540	10,087,966
Lending operations	20,328,357	20,235,208	18,662,192	18,728,746
Derivatives, net	373,165	373,165	266,785	266,785

Liabilities
Interbank deposits	1,722,807	1,724,592	1,705,508	1,711,260
Time deposits	23,958,405	23,959,348	16,115,257	16,120,341
Mortgage notes	333,627	333,419	815,136	825,487
Resources from securities issued abroad	1,293,691	1,298,084	2,399,971	2,417,005
Subordinated debt	1,913,819	1,953,327	1,468,622	1,509,257
Other liabilities (Note 13 (b))	2,576,208	2,190,425	2,439,614	2,278,081
Treasury stocks	51,423	107,688	132,123	236,036

	Unibanco Consolidated

	2004		2003

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	2,759,373	2,709,217	2,197,301	2,202,011
Marketable securities	16,023,896	16,265,593	15,070,226	15,463,855
Lending operations	26,808,991	26,587,433	23,429,990	23,496,809
Derivatives, net	310,611	310,611	182,170	182,170

Liabilities
Interbank deposits	119,434	119,436	276,230	276,960
Time deposits	24,225,320	24,226,263	16,433,975	16,437,023
Mortgage notes	376,721	376,513	829,403	839,755
Resources from securities issued abroad	1,202,474	1,206,279	2,635,850	2,661,459
Subordinated debt	1,898,519	1,937,042	1,468,071	1,508,664
Other liabilities (Note 13 (b))	2,576,208	2,190,425	2,439,614	2,278,081
Treasury stocks	51,423	107,688	132,123	236,036

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the year, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the year, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the year for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the year for operations with similar maturities and indices, as informed by Futures and Commodities Exchange – BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at December 31, 2004 in the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco

	2004		2003

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	3,679,960	3,679,960	10,750,563	10,750,563
Currencies	99,317	99,317	(522,041)	(522,041)
Interbank interest rate	2,835,130	2,835,130	11,518,788	11,518,788
Exchange coupon	745,513	745,513	(246,184)	(246,184)

Forward contracts	35,866	35,714	237,830	304,787
Currencies	384,139	377,505	121,952	188,972
Fixed interest rate	(348,273)	(341,791)	115,878	115,815

Swap contracts	307,368	300,831	259,637	198,443
Currencies	(3,543,843)	(3,479,576)	(3,975,955)	(4,035,785)
Interbank interest rate	941,026	941,961	2,189,359	2,189,359
Fixed interest rate	1,504,332	1,447,927	721,514	729,991
Other	1,405,853	1,390,519	1,324,719	1,314,878

Swap contracts with daily reset	241,744	241,744	2,286,364	2,286,364
Currencies	241,744	241,744	2,286,364	2,286,364

Third curve swap contracts	25,699	25,780	-	-
Currencies	25,699	25,780	-	-

Option contracts
Purchased option	548	1,300	2,915	120
Purchase	260	73	2,885	108
Currencies	260	73	2,885	108
Sale	288	1,227	30	12
Currencies	288	1,227	-	-
Interbank interest rate index	-	-	30	12
Sale option	28,487	24,863	6,375	102
Purchase	22,850	10,224	6,375	102
Currencies	22,850	10,224	6,375	102
Sale	5,637	14,639	-	-
Currencies	5,637	14,639	-	-

	Unibanco Consolidated

	2004		2003

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	4,869,064	4,869,064	11,994,454	11,994,454
Currencies	99,317	99,317	(491,705)	(491,705)
Interbank interest rate	4,138,576	4,138,576	12,822,434	12,822,434
Exchange coupon	631,171	631,171	(336,275)	(336,275)

Forward contracts	43,867	42,903	235,971	302,927
Currencies	280,617	273,983	214,407	281,426
Fixed interest rate	(236,750)	(231,080)	21,564	21,501

Swap contracts	235,842	231,089	180,374	115,688
Currencies	(3,158,203)	(3,091,945)	(2,449,899)	(2,510,694)
Interbank interest rate	1,530,587	1,530,768	1,435,887	1,435,887
Fixed interest rate	457,558	401,758	(160,104)	(154,396)
Other	1,405,900	1,390,508	1,354,490	1,344,891

Swap contracts with daily reset	346,650	346,650	2,327,817	2,327,817
Currencies	346,650	346,650	2,327,817	2,327,817

Third curve swap contracts	25,699	25,780	-	-
Currencies	25,699	25,780	-	-

Option contracts
Purchased option	548	1,300	2,915	120
Purchase	260	73	2,885	108
Currencies	260	73	2,885	108
Sale	288	1,227	30	12
Currencies	288	1,227	-	-
Interbank interest rate index	-	-	30	12
Sale option	28,487	24,863	6,375	102
Purchase	22,850	10,224	6,375	102
Currencies	22,850	10,224	6,375	102
Sale	5,637	14,639	-	-
Currencies	5,637	14,639	-	-
____________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts recorded in memorandum accounts, amounted to R$76,000 (2003 – R$241,000) in respect to purchase commitments and R$1,419,688 (2003 – R$245,000) in respect to sale commitments.

On December 31, 2004, there were future transactions of R$7,339,572 (2003 – R$1,658,148) in Unibanco and R$8,445,961 (2003 – R$2,962,859) in Unibanco Consolidated and swap contracts in the amount of R$1,311,521 (2003 – R$2,019,929) in Unibanco and R$1,808,565 (2003 – R$2,492,932) in Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar and yen fluctuations and indexed to interbank interest rate (CDI) and IGPM (Market General Price Index), net gain of applicable taxes and minority interest, during the year, in the amount of R$96,902 (2003 – net loss of R$95,399) in Unibanco and R$118,519 (2003 – net loss of R$110,454) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of December 31, 2004, were undertaken in accordance with the standards established by the Brazilian Central Bank.

On December 31, 2003, there were swap contracts in the amount of R$156,113 in Unibanco and Unibanco Consolidated accounted for at fair value and recognized as fair value hedge to face exposures to the US dollar against market risk exposures. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$13,609 recorded as a credit in the income of the period and as a charge under Marketable Securities. The hedges as of December 31, 2003, were undertaken in accordance with the standards established by Brazilian Central Bank.

During the year of 2004, certain swap contracts previously classified as fair value hedge to face exposures of securities available for sale in the amount of R$184,618 were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the fair value of the hedge items and the derivative financial instruments designed to hedge being outwith the percentages of limits allowed by the Brazilian Central Bank. The adjustment on securities available for sale due to the low effectiveness achieved of the hedges was recorded as a charge to income, during the year, in the amount of R$8,829.

On December 31, 2004, there were swap contracts in the amount of R$92,770 in Unibanco and Unibanco Consolidated accounted for as hedges to face exposures to the US dollar of securities held to maturity in accordance with Circular 3129 of the Brazilian Central Bank and as a consequence are not recorded at fair value. The hedges as of December 31, 2004, were undertaken in accordance with the standards established by the Brazilian Central Bank.

During the year of 2004, certain swap contracts previously classified as hedge to face exposures of the US dollar of securities held to maturity in accordance with the Circular 3129 of the Brazilian Central Bank, in the amount of R$167,953 were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the securities hedged items and the derivative financial instruments designed to hedge being outwith the percentages of limits allowed by the Brazilian Central Bank. The market-to-market adjustment on the derivative financial instruments was recorded as a charge to income, during the year, in the amount of R$1,474.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value distributed by trade location

	Unibanco

	2004			2003

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	3,679,960	-	3,679,960	10,750,563	-	10,750,563
Forward contracts	-	35,714	35,714	-	304,787	304,787
Swap contracts	(138,107)	438,938	300,831	(193,643)	392,086	198,443
Swap contracts with daily reset	241,744	-	241,744	2,286,364	-	2,286,364
Third curve swap contracts	-	25,780	25,780	-	-	-
Option contracts
Purchased option	1,300	-	1,300	120	-	120
Sale option	24,863	-	24,863	102	-	102

	Unibanco Consolidated

	2004			2003

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	4,869,064	-	4,869,064	11,994,454	-	11,994,454
Forward contracts	(2,797)	45,700	42,903	-	302,927	302,927
Swap contracts	(138,102)	369,191	231,089	(194,701)	310,389	115,688
Swap contracts with daily reset	346,650	-	346,650	2,327,817	-	2,327,817
Third curve swap contracts	-	25,780	25,780	-	-	-
Option contracts
Purchased option	1,300	-	1,300	120	-	120
Sale option	24,863	-	24,863	102	-	102
____________________
(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$181,063 (2003 – R$694,799) in Unibanco and R$216,275 (2003 – R$767,111) in Unibanco Consolidated and are represented by federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Assets
Less than 3 months	303,394	159,818	294,645	110,223
Between 3 months and 1 year	280,735	275,213	168,221	215,630
Between 1 and 3 years	111,635	131,612	100,985	101,834
More than 3 years	16,190	7,529	16,190	7,529
Total	711,954	574,172	580,041	435,216

Liabilities
Less than 3 months	129,888	56,414	88,932	33,084
Between 3 months and 1 year	126,041	111,382	109,050	92,377
Between 1 and 3 years	80,645	96,591	69,233	84,585
More than 3 years	2,215	43,000	2,215	43,000
Total	338,789	307,387	269,430	253,046

	Unibanco		Unibanco Consolidated

	2004	2003	2004	2003
Assets
Forward contracts	100,162	68,837	120,880	66,977
Swap contracts	582,878	505,215	430,247	368,119
Third curve swap contracts	27,614	-	27,614	-
Option contracts – premiums paid	1,300	120	1,300	120
Total	711,954	574,172	580,041	435,216

Liabilities
Forward contracts	30,045	513	43,575	513
Swap contracts	282,047	306,772	199,158	252,431
Third curve swap contracts	1,834	-	1,834	-
Option contracts – premiums received	24,863	102	24,863	102
Total	338,789	307,387	269,430	253,046

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts whose balance represents the amounts recorded in asset and liability accounts, are as follows:

Unibanco

2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(3,470,299)	5,088,313	2,220,281	(158,335)	3,679,960
Forward contracts	(662,672)	28,042	116,372	553,972	35,714
Swap contracts	81,668	172,776	31,733	14,654	300,831
Swap contracts with daily reset	176,993	64,751	-	-	241,744
Third curve swap contracts	21,049	4,731	-	-	25,780
Option contracts
Purchased option	1,300	-	-	-	1,300
Sale option	11,920	12,943	-	-	24,863

Unibanco

2003

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	9,142,334	383,663	1,170,536	54,030	10,750,563
Forward contracts	(9,405)	(378,792)	22,387	670,597	304,787
Swap contracts	53,191	146,425	34,298	(35,471)	198,443
Swap contracts with daily reset	1,321,670	858,575	106,119	-	2,286,364
Option contracts
Purchased option	120	-	-	-	120
Sale option	102	-	-	-	102

Unibanco Consolidated

2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(2,947,673)	5,471,690	2,503,382	(158,335)	4,869,064
Forward contracts	(655,472)	28,031	116,372	553,972	42,903
Swap contracts	106,676	77,265	32,494	14,654	231,089
Swap contracts with daily reset	242,307	104,343	-	-	346,650
Third curve swap contracts	21,049	4,731	-	-	25,780
Option contracts
Purchased option	1,300	-	-	-	1,300
Sale option	11,920	12,943	-	-	24,863

Unibanco Consolidated

2003

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	9,428,869	819,669	1,691,886	54,030	11,994,454
Forward contracts	(11,265)	(378,792)	22,387	670,597	302,927
Swap contracts	28,786	105,847	16,526	(35,471)	115,688
Swap contracts with daily reset	1,321,670	858,575	147,572	-	2,327,817
Option contracts
Purchased option	120	-	-	-	120
Sale option	102	-	-	-	102

21. Statements of Cash Flows

	Unibanco

	2004	2003
Operating activities
Net income	1,283,208	1,052,346
Provision for credit losses	806,431	674,077
Deferred taxes	(366,831)	242,391
Reversal of provision of foreclosed assets	(8,029)	(9,282)
Loss on sale of foreclosed assets and fixed assets	16,275	16,710
Amortization of goodwill on subsidiaries acquired	965,011	35,081
Equity in results of subsidiary and associated companies	(1,076,339)	(1,045,366)
Exchange loss (gain) on foreign investments	81,626	275,805
Loss (gain) on sale of investments	-	(1,035)
Reversal for losses on investments	(3)	-
Depreciation and amortization	210,058	201,292
Changes in assets and liabilities
Decrease (increase) in interbank investments	(6,936,624)	4,817,278
Decrease (increase) in marketable securities and derivative financial instruments	1,274,171	3,678,525
Decrease (increase) in Central Bank compulsory deposits	(680,891)	(43,866)
Net change in interbank and interdepartmental accounts	(161,768)	48,494
Decrease (increase) in lending operations	(2,443,747)	(1,019,947)
Net change in foreign exchange portfolio	436,725	(4,006)
Decrease (increase) in other credits and other assets	(750,594)	(908,115)
Increase (decrease) in other liabilities	1,278,718	969,413
Increase (decrease) in deferred income	17,583	(109)
Net cash (used in) provided by operating activities	(6,055,020)	8,979,686

Investing activities
Dividends and interest on capital received from subsidiary and associated companies	728,377	503,827
Proceeds from sale of foreclosed assets	34,899	44,812
Purchase of/capital increase in investments in subsidiary and associated companies	(116,073)	(58,919)
Goodwill on subsidiaries companies	(110,017)	-
Proceeds from sale of/capital decrease in subsidiary and associated companies	590,906	-
Purchase of other investments	(12,027)	(2,991)
Proceeds from sale of other investments	7,599	3,034
Purchase of fixed assets	(88,563)	(54,089)
Proceeds from sale of fixed assets	14,328	10,235
Investment in deferred charges	(117,853)	(97,942)
Net cash (used in) provided by investing activities	931,576	347,967

Financing activities
Increase (decrease) in deposits	8,299,475	(269,903)
Increase (decrease) in securities sold under repurchase agreements	480,379	(6,448,271)
Increase (decrease) in resources from securities issued	(1,587,789)	(324,751)
Increase (decrease) in borrowings and onlendings	(1,117,715)	(2,086,914)
Purchase of own stocks	-	(43,174)
Dividends paid	(470,014)	(180,000)
Net cash (used in) provided by financing activities	5,604,336	(9,353,013)

Net increase (decrease) in cash and due from banks	480,892	(25,360)

Cash and due from banks at the beginning of the year	848,223	873,583
Cash and due from banks at the end of the year	1,329,115	848,223
Net increase (decrease) in cash and due from banks	480,892	(25,360)

	Unibanco Consolidated

	2004	2003
Operating activities
Net income	1,283,208	1,052,346
Provision for credit losses	1,554,851	1,454,952
Technical provisions for insurance, annuity products and retirement plans	1,278,317	1,465,492
Deferred taxes	(321,140)	233,245
Reversal of foreclosed assets	(11,295)	(15,377)
Loss (gain) on sale of foreclosed assets and fixed assets	(35,234)	12,159
Amortization of goodwill on subsidiaries acquired	968,908	49,301
Equity in results of subsidiary and associated companies	(13,861)	(435)
Loss on sale of investments	-	774
Provision (reversal) for losses on investments	391	(9)
Depreciation and amortization	377,391	351,327
Minority interest	139,804	144,609
Changes in assets and liabilities
Decrease (increase) in interbank investments	(3,415,928)	4,543,580
Decrease (increase) in marketable securities and derivative financial instruments	(959,440)	2,931,529
Decrease (increase) in Central Bank compulsory deposits	(634,402)	(189,562)
Net change in interbank and interdepartmental accounts	(137,958)	(15,438)
Decrease (increase) in lending operations	(4,952,474)	(3,058,004)
Decrease (increase) in leasing operations	(166,397)	35,989
Net change in foreign exchange portfolio	439,172	(13,541)
Decrease (increase) in other credits and other assets	(1,754,142)	(1,359,574)
Increase (decrease) in other liabilities	2,577,138	1,892,013
Increase (decrease) in deferred income	78,516	14,199
Net cash (used in) provided by operating activities	(3,704,575)	9,529,575

Investing activities
Dividends and interest on capital received from associated companies	650	28,482
Proceeds from sale of foreclosed assets	172,107	100,213
Purchase of/capital increase in investments in subsidiary and associated companies	(238,076)	(4,276)
Goodwill on acquisition of subsidiary companies	(467,081)	10,715
Proceeds from sale of/ capital decrease in subsidiary and associated companies	160,864	5,367
Purchase of other investments	(53,513)	(30,353)
Proceeds from sale of other investments	37,432	18,687
Purchase of fixed assets	(224,299)	(206,534)
Proceeds from sale of fixed assets	204,012	83,863
Deferred charges	(247,689)	(144,769)
Minority interest	(170,952)	(24,333)
Net cash (used in) provided by investing activities	(826,545)	(162,938)

Financing activities
Increase (decrease) in deposits	8,173,801	(631,398)
Increase (decrease) in securities sold under repurchase agreements	381,273	(6,622,078)
Increase (decrease) in resources from securities issued	(1,886,058)	(250,124)
Increase (decrease) in borrowings and onlendings	(1,189,919)	(1,634,905)
Purchase of own stocks	-	(43,174)
Dividends paid	(470,014)	(180,145)
Net cash (used in) provided by financing activities	5,009,083	(9,361,824)

Net increase (decrease) in cash and due from banks	477,963	4,813

Cash and due from banks at the beginning of the year	1,083,301	1,078,488
Cash and due from banks at the end of the year	1,561,264	1,083,301
Net increase (decrease) in cash and due from banks	477,963	4,813

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the main Unibanco’s subsidiary companies and the eliminations made are related only to companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include mainly the accounts of the foreign branches (Unibanco Grand Cayman and Nassau); banks (Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd. (Grand Cayman)); and brokers (Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA)):

Combined balance sheet	2004	2003
Assets
Current and long-term assets	11,453,326	13,217,254
Cash and due from banks	365,477	198,569
Interbank investments	2,075,000	1,734,314
Marketable securities	5,943,716	7,076,972
Interbank accounts	193,318	231,044
Lending and leasing operations	2,576,286	3,259,453
Other credits and other assets	299,529	716,902
Permanent assets	362,228	73,134
Total	11,815,554	13,290,388

Liabilities
Current and long-term liabilities	10,225,959	10,847,928
Deposits	2,338,365	1,910,155
Securities sold under repurchase agreements	1,490,811	731,714
Resources from securities issued	1,232,349	2,298,662
Interbank accounts	9,574	4,073
Borrowings and onlending in Brazil – Governmental agencies	1,229,746	2,059,950
Derivative financial instruments	11,398	35,761
Other liabilities	3,913,716	3,807,613
Deferred income	10,716	9,328
Minority interest	5	4
Stockholders’ equity	1,578,874	2,433,128
Total	11,815,554	13,290,388

Combined statement of income	2004	2003
Revenue from financial intermediation	975,756	1,321,620
Expenses on financial intermediation	(276,277)	(375,681)
Provision for credit losses	(15,836)	(117,987)
Services rendered	75,525	-
Salaries, benefits, training and social security and other administrative expenses	(84,447)	(69,939)
Other operating income (expenses)	(95,968)	(18,692)
Non-operating income, net	(1,748)	2,534
Profit sharing	-	(12)
Net income for the year	577,005	741,843

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Previdência S.A. and Unibanco AIG Vida e Previdência S.A.:

Combined balance sheet	2004	2003
Assets
Current and long-term assets	7,343,814	5,672,097
Cash and due from banks	71,188	11,864
Marketable securities	6,076,602	4,824,881
Insurance credits and re-insurance	555,537	529,262
Other credits and other assets	640,487	306,090
Permanent assets	214,206	272,957
Total	7,558,020	5,945,054

Liabilities
Current and long-term liabilities	6,204,849	4,482,309
Technical provisions for insurance	1,731,327	529,262
Technical provisions for retirement plans	3,646,527	1,260,161
Insurance and re-insurance debts	219,350	2,631,180
Other liabilities	607,645	61,706
Deferred income	100,909	-
Minority interest	10,593	-
Stockholders’ equity	1,241,669	1,462,745
Total	7,558,020	5,945,054

Combined statement of income	2004	2003
Gross premium written	3,102,901	2,577,340
Changes in technical reserves of insurance	(961,732)	(1,172,500)
Net claims incurred	(895,957)	(818,843)
Acquisition costs and other	(300,596)	(351,831)
Private pension contributions	825,277	883,197
Changes in technical reserves of private retirement plan	(534,447)	(477,869)
Private retirement plan benefits	(524,684)	2,176
Other operating income	23,817	17,573
Other operating expenses	(326,675)	(60,853)
Salaries, benefits, training and social security	(124,336)	(102,510)
Administrative expenses	(157,876)	(146,167)
Tax expenses	(67,056)	(67,117)
Financial income	124,357	53,955
Non-operating income net	33,984	14,169
Income tax and social contribution	1,288	(90,637)
Profit sharing bonus to employees	(15,577)	(16,730)
Net income for the year	202,688	243,353

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%) and Hipercard Administradora de Cartões de Crédito Ltda. (100%). For comparison purpose, the balance sheet in 2003 and statement of income information for 2004 and 2003, were presented without the proportional consolidation of Credicard S.A. – Adminstradora de Cartões de Crédito and Orbitall Serviços e Processamento de Informações Comerciais Ltda. (See Note 9 (b)):

Combined balance sheet	2004	2003
Assets
Current and long-term assets	4,807,211	4,412,809
Cash and due from banks	11,091	36,616
Interbank investments	79,169	15,250
Marketable securities	607,090	607,312
Interbank and interdepartmental accounts	11,395	15,440
Lending operations	2,186,303	1,863,555
Deferred tax and prepaid taxes	560,041	669,940
Other credits and other assets	1,352,122	1,204,696
Permanent assets	325,171	266,482
Total	5,132,382	4,679,291

Liabilities
Current and long-term liabilities	4,245,854	3,592,847
Deposits	1,242,468	298,115
Borrowings	141,567	263,112
Resources from securities issued	273,521	588,534
Interbank and interdepartmental accounts	120	365
Derivative financial instruments	67,885	33,957
Taxes, social securities and provision for litigation	289,066	683,996
Other liabilities	2,231,227	1,724,768
Minority interest	57,216	-
Stockholders’ equity	829,312	1,086,444
Total	5,132,382	4,679,291

Combined statement of income	2004	2003
Revenue from financial intermediation	878,675	576,037
Expenses on financial intermediation	(160,294)	(88,723)
Provision for credit losses	(246,418)	(182,820)
Services rendered	509,517	242,292
Salaries, benefits, training and social security and other administrative expenses	(378,873)	(210,146)
Other operating income (expenses) (1)	(403,210)	(114,028)
Non-operating income, net	(1,157)	(428)
Income tax and social contribution	(44,934)	(66,474)
Profit sharing	(13,038)	(6,164)
Minority interest	(25,606)	-
Net income for the year	114,662	149,546
____________________
(1)	Includes the extraordinary amortization of goodwill in the amount of R$70,162 (see Note 9 (b)).

(d)The companies which carry out consumer credit operations include, principally, Banco Fininvest S.A. (100%), Banco Investcred Unibanco S.A. (50%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Creditec Crédito, Financiamento e Investimento S.A., Creditec Promovendas Ltda. e Creditec SP Promoções de Vendas Ltda.:

Combined balance sheet	2004	2003
Assets
Current and long-term assets	2,774,707	2,006,865
Cash and due from banks	6,285	4,488
Interbank investments	23,281	36,743
Marketable securities	64,876	54,847
Interbank and interdepartmental accounts	5,155	10,367
Lending operations	2,097,229	1,531,925
Other credits and other assets	577,881	368,495
Permanent assets	226,045	131,857
Total	3,000,752	2,138,722

Liabilities
Current and long-term liabilities	2,335,010	1,676,522
Deposits	1,506,399	1,112,468
Securities sold under repurchase agreements	-	783
Interbank and interdepartmental accounts	286	-
Borrowings	18	11,933
Derivative financial instruments	1,080	7,498
Other liabilities	827,227	543,840
Stockholders’ equity	665,742	462,200
Total	3,000,752	2,138,722

Combined statement of income	2004	2003
Revenue from financial intermediation	1,363,898	1,279,188
Expenses on financial intermediation	(193,369)	(279,333)
Provision for credit losses	(419,009)	(413,657)
Services rendered	276,527	-
Salaries, benefits, training and social security and other administrative expenses	(574,164)	(476,913)
Other operating income (expenses)	(196,852)	72,358
Non-operating income, net	4,763	(126)
Income tax and social contribution	(25,706)	(13,153)
Profit sharing	(13,844)	(11,375)
Net income for the year	222,244	156,989

23. Other Information

(a) Assets leased to third parties, in the amount of R$989,562 (2003 - R$877,502), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$507,978 (2003 - R$510,893) and the residual value received in advance from these lessees amounts to R$378,812 (2003 - R$431,953), classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At December 31, 2004, the insurance coverage on properties and other assets in use totaled R$516,521 (2003 - R$507,629) in Unibanco and R$1,155,028 (2003 - R$1,061,005) in Unibanco Consolidated.

24. Subsequent Event

Secondary Units Offer

In February 2005, Commerzbank Aktiengesellschaft and BNL International Investments S.A. sold, through a secondary public distribution, 45,897,387 Units, representing 7.2% of the preferred shares of Unibanco and 8.9% of the preferred shares of Unibanco Holdings.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 18, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Ney Ferraz Dias
Ney Ferraz Dias
Investor Relations Officer